PROSPECTUS SUPPLEMENT

(To Prospectus dated October 14, 1997)
                                  $250,000,000

                               phelps dodge logo

                 $100,000,000 6 3/8% NOTES DUE NOVEMBER 1, 2004


              $150,000,000 7 1/8% DEBENTURES DUE NOVEMBER 1, 2027

                            ------------------------


                     Interest payable May 1 and November 1

                            ------------------------


 THE 6 3/8% NOTES DUE NOVEMBER 1, 2004 (THE "NOTES") AND THE 7 1/8% DEBENTURES
    DUE NOVEMBER 1, 2027 (THE "DEBENTURES" AND, TOGETHER WITH THE NOTES, THE "OFFERED SECURITIES") WILL MATURE ON NOVEMBER 1, 2004 AND NOVEMBER 1, 2027,
RESPECTIVELY. THE NOTES WILL NOT BE REDEEMABLE PRIOR TO MATURITY. THE DEBENTURES WILL BE REDEEMABLE IN WHOLE OR IN PART, AT THE OPTION OF THE CORPORATION AT ANY
 TIME, AT A REDEMPTION PRICE DESCRIBED HEREIN UNDER "DESCRIPTION OF THE OFFERED SECURITIES-REDEMPTION." EACH SERIES OF OFFERED SECURITIES WILL BE REPRESENTED BY
 ONE OR MORE GLOBAL SECURITIES (EACH A "REGISTERED GLOBAL SECURITY") REGISTERED IN THE NAME OF THE DEPOSITORY TRUST COMPANY (THE "DEPOSITARY") OR ITS NOMINEE. BENEFICIAL INTERESTS IN THE REGISTERED GLOBAL SECURITIES WILL BE SHOWN ON, AND
   TRANSFERS THEREOF WILL BE EFFECTED ONLY THROUGH, RECORDS MAINTAINED BY THE
        DEPOSITARY AND ITS PARTICIPANTS. SEE "DESCRIPTION OF THE OFFERED SECURITIES-BOOK-ENTRY SYSTEM". EXCEPT AS DESCRIBED HEREIN AND IN THE
   ACCOMPANYING PROSPECTUS, OFFERED SECURITIES IN DEFINITIVE FORM WILL NOT BE
                                    ISSUED.

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT
       RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------


              PRICE OF NOTES DUE 2004 99.366% AND ACCRUED INTEREST


           PRICE OF DEBENTURES DUE 2027 99.520% AND ACCRUED INTEREST

                            ------------------------


                                                         UNDERWRITING
                                    PRICE TO             DISCOUNTS AND           PROCEEDS TO
                                    PUBLIC(1)           COMMISSIONS(2)       CORPORATION (1)(3)
                              ---------------------  ---------------------  ---------------------
Per Note....................         99.366%                0.625%                 98.741%
  Total.....................       $99,366,000             $625,000              $98,741,000
Per Debenture...............         99.520%                0.875%                 98.645%
  Total.....................      $149,280,000            $1,312,500            $147,967,500


------------

    (1) Plus accrued interest from November 1, 1997.

    (2) The Corporation has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.
    (3) Before deducting expenses payable by the Corporation estimated at $450,000.
                            ------------------------


     The Offered Securities are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to approval of certain legal matters by Davis Polk & Wardwell, counsel for the Underwriters. It is expected that delivery of the Offered Securities will be made only in book-entry form through the facilities of The Depository Trust Company on or about November 5, 1997 against payment therefor in immediately available funds.

                            ------------------------

MORGAN STANLEY DEAN WITTER
                               CHASE SECURITIES INC.
                                               CITICORP SECURITIES, INC.


October 31, 1997

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE CORPORATION OR BY ANY UNDERWRITER. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY BY ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL FOR SUCH PERSON TO MAKE SUCH AN OFFERING OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                                                        PAGE
                                                                                        ----
The Corporation.......................................................................   S-3
Use of Proceeds.......................................................................   S-5
Recent Developments...................................................................   S-5
Capitalization........................................................................   S-9
Summary Financial Information.........................................................  S-10
Management's Discussion and Analysis..................................................  S-11
Description of the Offered Securities.................................................  S-21
Underwriters..........................................................................  S-24
Legal Matters.........................................................................  S-25
                                         PROSPECTUS
Available Information.................................................................     2
Incorporation of Certain Documents by Reference.......................................     3
The Corporation.......................................................................     3
Use of Proceeds.......................................................................     4
Ratio of Earnings to Fixed Charges....................................................     4
Description of Debt Securities........................................................     4
Plan of Distribution..................................................................    13
Legal Matters.........................................................................    15
Experts...............................................................................    15

                            ------------------------

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE OFFERED SECURITIES. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH ANY OFFERING OF THE OFFERED SECURITIES , AND MAY BID FOR, AND PURCHASE, THE OFFERED SECURITIES IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITERS".

                                THE CORPORATION

     Phelps Dodge Corporation, incorporated under the laws of New York in 1885, is among the world's largest producers of copper. In 1996, the Corporation produced 770,400 tons of copper for its own account from its worldwide mining operations and an additional 162,900 tons of copper for the accounts of minority interest owners. Gold, silver, molybdenum, copper chemicals and sulfuric acid are also produced as by-products of the Corporation's copper operations. Unless the context otherwise requires, "Corporation", as used in this Prospectus Supplement, includes Phelps Dodge Corporation and its consolidated subsidiaries.

     The Corporation's business consists of two segments, Phelps Dodge Mining Company and Phelps Dodge Industries. The Phelps Dodge Mining Company segment includes the Corporation's worldwide copper operations from mining through rod production, marketing and sales, other mining operations and investments and worldwide mineral exploration and development programs. The Phelps Dodge Industries segment includes the Corporation's specialty chemicals operations, its wire and cable operations, and its wheel and rim business.

     The following discussion is based on the Corporation's description of its Business and Properties included in its Annual Report on Form 10-K for the year ended December 31, 1996, and more extensive information concerning the Corporation is contained in such report. See "Incorporation of Certain Documents by Reference" in the accompanying Prospectus.

PHELPS DODGE MINING COMPANY

     Phelps Dodge Mining Company is an international business comprising a group of companies involved in vertically integrated copper operations including mining, concentrating, electrowinning, smelting and refining, rod production, marketing and sales, and related activities. Copper is sold primarily to others as rod, cathode or concentrates, and as rod to the Phelps Dodge Industries segment. In addition, Phelps Dodge Mining Company at times smelts and refines copper and produces copper rod for others on a toll basis. Phelps Dodge Mining Company also produces gold, silver, molydenum and copper chemicals as by-products, and sulfuric acid from its air quality control facilities. This segment also includes the Corporation's other mining operations and investments (including fluorspar, silver, lead and zinc operations) and its worldwide mineral exploration and development programs.

     Phelps Dodge Mining Company produces copper concentrates from open-pit mines and concentrators located in Morenci, Arizona; Santa Rita, New Mexico and near Copiapo, Chile. The Mining Company also produces copper concentrates from two underground mines and a concentrator located near Copiapo. In addition, the Mining Company produces electrowon copper cathode at solution extraction/electrowinning (SX/EW) operations in Morenci, Arizona; Santa Rita, New Mexico and Tyrone, New Mexico.

     Production of copper for the Mining Company's own account from its U.S. operations constituted more than 25 percent of the copper mined in the United States in 1996. Much of the Mining Company's U.S. copper production, after electrowinning or smelting and refining, together with additional copper purchased from others, is used by the Mining Company to produce continuous-cast copper rod, the basic feed for the electrical wire and cable industry, at its facilities in El Paso, Texas and Norwich, Connecticut. The Corporation is the world's largest producer of copper rod.

     The Corporation owns and operates a smelter in Hidalgo County, New Mexico and, through Chino Mines Company, owns a two-thirds interest in the Chino smelter in Hurley, New Mexico. The Corporation smelts virtually all of its share of its U.S. concentrate production and occasionally some concentrate production from Candelaria, and serves as a custom smelter for other mining companies.

     The Corporation's refinery in El Paso, Texas is one of the world's largest copper refineries. During 1996, the refinery operated at capacity producing just over 450,000 tons of electrolytic copper.

PHELPS DODGE INDUSTRIES

     Phelps Dodge Industries is a business segment comprising a group of companies that manufacture engineered products principally for the transportation, energy and telecommunications sectors worldwide. Its operations are characterized by products with significant market share, internationally competitive costs and quality, and specialized engineering capabilities. This business segment includes the Corporation's specialty chemicals operations through Columbian Chemicals Company and its subsidiaries (Columbian Chemicals); its U.S. and international wire and cable and specialty conductor operations through Phelps Dodge International Corporation and Phelps Dodge Magnet Wire Company and their subsidiaries and affiliates; and its wheel and rim operations through Accuride Corporation and its subsidiaries (Accuride).

     Columbian Chemicals, headquartered in Atlanta, Georgia, is an international producer and marketer of carbon blacks. Columbian Chemicals produces a full range of rubber and industrial carbon blacks in 11 plants worldwide, with approximately one-half of its production in North America and the other half at facilities in the United Kingdom, Germany, Italy, Spain, Hungary (owned 60 percent by Columbian Chemicals) and the Philippines (owned 88.2 percent by Columbian Chemicals). Columbian's rubber carbon blacks improve the tread wear and durability of tires, and extend the service life of many rubber products such as belts and hoses. Columbian's industrial carbon blacks are used in such diverse applications as pigmentation of coatings, inks and plastics; ultraviolet stabilization of plastics and as conductive insulation for wire and cable.

     Phelps Dodge Magnet Wire Company, headquartered in Fort Wayne, Indiana, is an international producer of magnet wire, the insulated conductor used in most electrical systems. Its products are manufactured in the United States at plants in Fort Wayne, Indiana; Hopkinsville, Kentucky; Laurinburg, North Carolina; and El Paso, Texas.

     The Corporation has interests in companies that are primarily involved in the manufacture of telecommunication and energy cables and specialty conductors for international markets through U.S. operations and joint venture associations in 14 other countries. The Corporation's interests in these companies are managed by Phelps Dodge International Corporation, a wholly owned subsidiary headquartered in Coral Gables, Florida, which also provides management, marketing assistance, technical support, and engineering and purchasing services to these companies.

     Phelps Dodge International Corporation also manages U.S. operations that manufacture and market specialty high performance conductors for the aerospace, automotive, biomedical, computer and consumer electronics markets. Its manufacturing operations consist of plants located in Inman, South Carolina; Trenton, Georgia and Elizabeth, Fairfield, Montville and West Caldwell, New Jersey.

     Accuride Corporation, headquartered in Henderson, Kentucky, manufactures and markets wheels and rims for commercial trucks, trailers and buses. Accuride produces a wide range of steel tubeless and tube-type disc wheels and demountable rims for the mounting systems of medium and heavy duty trucks, trailers and buses, as well as wheels for commercial light trucks. Accuride also offers a line of forged aluminum wheels for medium and heavy duty trucks, trailers and buses. This broad product line is sold at the North American original equipment manufacturer level and is marketed through a U.S. and international distribution network. On October 6, 1997, the Corporation announced it is seeking to sell Accuride Corporation in order to allow the Corporation to concentrate on its significant global growth plans in mining, wire and cable, and specialty chemicals.

                                USE OF PROCEEDS

     The Corporation will use most of the net proceeds from the sale of the Offered Securities for repayment of outstanding commercial paper issued for general corporate purposes ($169.6 million principal outstanding as of October 23, 1997 at a weighted average rate of approximately 5.55% per annum) and the remainder for general corporate purposes, including (i) possible future acquisitions, (ii) purchasing common shares of the Corporation and (iii) capital expenditures. Pending such application, such proceeds will be invested in short-term securities.

                              RECENT DEVELOPMENTS

     On October 9, 1997, the Corporation reported consolidated earnings of $118.6 million, or $1.96 per common share, for the third quarter of 1997 before non-recurring, after-tax charges of $14.4 million, or 24 cents per common share, which primarily reflected an early retirement program at Phelps Dodge Mining Company. Net income in the 1996 third quarter was $80.2 million, or $1.22 per common share. Earnings for the nine months ended September 30, 1997 were $390.9 million, or $6.25 per common share, before the non-recurring charges, compared with net income of $359.6 million, or $5.40 per common share, in the corresponding 1996 period. Net income after non-recurring charges was $104.2 million, or $1.72 per common share, in the 1997 third quarter and $376.5 million, or $6.02 per common share, for the nine months ended September 30, 1997.

     1997 third quarter earnings per share exceeded the year-earlier period by approximately 40 percent even after the effect of certain non-recurring charges. Phelps Dodge Mining Company contributed to this increase with a record 413 million pounds of copper production and a record 421 million pounds of copper sold from mine production, demonstrating the Mining Company's continued significant progress in meeting its year 2002 goal of 2.2 billion pounds of annual production. In addition, average copper prices were 11 cents per pound higher than those in the prior-year period, which had been depressed by the market's reaction to unauthorized transactions by a Japanese company's copper trader. Decreased average shares outstanding resulting from the Corporation's continuing share purchase program also contributed to the increase in earnings per share. Partially offsetting these factors, Phelps Dodge Industries experienced decreased earnings primarily as a result of the current economic difficulties in Southeast Asia.

     Operating income in the 1997 third quarter was $150.0 million, an increase of $23.3 million from the corresponding 1996 period principally as a result of higher average copper prices and higher volumes of copper sold from mine production. Operating income of $546.7 million for the nine-month period ended September 30, 1997 was $5.3 million less than the corresponding 1996 period principally due to higher copper production costs, lower sales volumes of specialty chemicals in the European market and the effects of economic difficulties in Southeast Asia.

     The COMEX spot price per pound of copper cathode, upon which the Corporation bases its selling price for a majority of its production, averaged $1.02 in the third quarter and $1.09 in the first nine months of 1997, compared with 91 cents and $1.08 in the corresponding 1996 periods. From August 1 to October 23, 1997, the COMEX price averaged 97 cents per pound, closing at 93 cents on October 23, 1997.

     Depending on market circumstances, the Corporation may periodically purchase or liquidate various copper price protection contracts for a portion of its expected future mine production to mitigate the risk of adverse price fluctuations. As of October 23, 1997, the Corporation had no copper price protection contracts in place.

     Cash flow provided by operating activities was $553.8 million for the first nine months of 1997, compared with $677.1 million in the corresponding period in 1996. The decrease in 1997 cash flow is primarily due to an increase in working capital requirements, while working capital declined in 1996.

     Sales were $961.7 million in the 1997 third quarter and $3,048.4 million in the first nine months of 1997, compared with $853.6 million and $2,816.0 million in the corresponding 1996 periods. The 1997 increases principally resulted from higher average copper prices, increased copper sales volumes, and also from increased sales of wire and cable products and wheels and rims.

     Phelps Dodge Mining Company reported operating income of $137.1 million in the third quarter, before $20.8 million of non-recurring, pre-tax charges, which primarily reflected its early retirement program. Operating income in the 1996 third quarter was $76.5 million. For the nine-month period ending September 30, 1997, Phelps Dodge Mining Company contributed operating income of $451.3 million before the effects of the non-recurring charges, compared with $407.4 million in the corresponding 1996 period. These increases reflected higher average copper prices and higher volumes of copper sold from mine production.

     Phelps Dodge Mining Company's sales of copper increased by 35,500 tons or 15 percent in the third quarter of 1997 and by 75,200 tons or 10 percent in the first nine months of 1997 compared with the corresponding 1996 periods. The sales volume increases principally consisted of copper purchased for resale. Resulting sales and other operating revenues in the third quarter of 1997 were $542.3 million, 24 percent higher than the corresponding 1996 period, while sales and other operating revenues in the first nine months of 1997 were $1,736.4 million, 12 percent higher than the same 1996 period.

     The Phelps Dodge Mining Company share of mine production from its worldwide operations was a record 206,400 tons of copper in the 1997 third quarter and 600,500 tons in the first nine months of 1997. This production compares with 187,900 tons in the 1996 third quarter and 573,300 tons in the first nine months of 1996. Minority participants' shares of mine production from the Corporation's worldwide operations were 43,800 tons of copper in the 1997 third quarter and 126,400 tons in the first nine months of 1997. This production compares with 39,100 tons in the 1996 third quarter and 121,100 tons in the first nine months of 1996. Phelps Dodge Mining Company copper sales from mine production were a record 210,500 tons in the 1997 third quarter and 593,000 tons in the first nine months, compared with 194,500 tons and 573,900 tons in the corresponding 1996 periods.

     On May 7, 1997, the Corporation announced plans to resume production at its Ajo copper mine in southern Arizona where mining operations have been suspended since 1984. Construction of a $238 million modernization of the facility is scheduled to begin in early 1998, pending completion of environmental permitting, with commercial production expected to begin as soon as late 1999. When operating at full capacity, Ajo is expected to add 135 million pounds of copper to the Corporation's annual production.


     On September 25, 1997, the Corporation announced it had sold its 72.25 percent interest in the McDonald gold project and other associated properties to CR Montana Corporation and Canyon Resources Corporation, the owner of CR Montana. The purchase price included the immediate payment of $5 million with an additional payment to the Corporation of between $95 million and $145 million upon commencement of construction or issuance of permits necessary for the project. The final component of the total purchase price of up to $150 million would then be based on quarterly production payments. The sale agreement also stipulates that if any person acquires a significant portion of, or any undivided interest in, the McDonald gold project or the other associated properties, or if an agreement is reached that the McDonald gold project will not be developed, the Corporation will be paid an amount equal to 72.25% of the proceeds or other consideration of such transaction, less reasonable expenses incurred in connection with the development of the project after the date of the Corporation's sale to CR Montana Corporation and Canyon Resources Corporation.


     Phelps Dodge Industries reported operating income of $44.0 million in the 1997 third quarter, compared with $58.8 million in the corresponding 1996 period. Operating income in the first nine months of 1997 was $149.2 million, compared with $173.3 million in the first nine months of 1996. Third quarter earnings were adversely affected by economic difficulties in Southeast Asia, and by lower sales volumes of specialty chemicals and generally weaker currencies in the European market, partially offset by continued strength in the U.S. wheel and rim market. In addition, the year-to-date decrease in earnings reflected the effects of a first quarter 1997 strike at Accuride's London, Ontario wheel and rim plant.

     Phelps Dodge Industries reported sales of $419.4 million in the third quarter and $1,312.0 million in the first nine months of 1997. Sales were $416.4 million and $1,264.9 million in the corresponding 1996 periods.

                                                            THIRD QUARTER       FIRST NINE MONTHS
                                                          -----------------    --------------------
                                                           1997       1996       1997        1996
                                                          -------    ------    --------    --------
                                                                        (IN MILLIONS)
Sales and other operating revenues:
  Specialty chemicals...................................  $ 101.5     105.1       316.6       327.4
  Wheels and rims.......................................     78.4      71.3       247.0       235.2
  Wire and cable........................................    239.5     240.0       748.4       702.3
                                                           ------    ------     -------     -------
                                                          $ 419.4     416.4     1,312.0     1,264.9
                                                           ======    ======     =======     =======
Operating income:
  Specialty chemicals...................................  $  15.3      19.4        51.1        64.3
  Wheels and rims.......................................     14.1       9.5        33.9        33.7
  Wire and cable........................................     14.6      29.9        64.2        75.3
                                                           ------    ------     -------     -------
                                                          $  44.0      58.8       149.2       173.3
                                                           ======    ======     =======     =======

     On May 1, 1997, Accuride and Kaiser Aluminum and Chemical Corporation (Kaiser) formed a joint venture company to produce aluminum wheels for the commercial transportation industry. Accuride and Kaiser each own 50 percent of the new company. This venture replaces the prior arrangement under which Kaiser manufactured finished aluminum wheels for Accuride.

     On October 6, 1997, the Corporation announced that it is seeking to sell Accuride Corporation in order to allow the Corporation to concentrate on its significant global growth plans in mining, wire and cable, and specialty chemicals.

     Miscellaneous income and expense, net, decreased by $4.2 million in the third quarter and increased by $3.5 million in the first nine months of 1997, compared with the corresponding 1996 periods. The third quarter decrease from the prior year principally reflected a $3.8 million decrease in interest income. The 1997 year-to-date increase principally reflected the occurrence in the 1996 second quarter of a $7.1 million foreign exchange loss from the effect on working capital of the devaluation of the Venezuelan Bolivar, and a $6.0 million pre-tax, non-cash gain in the 1997 second quarter from the exchange of shares of a cost basis investment in a wire and cable business located in Greece. The year-to-date increase was partially offset by an $8.3 million decrease in interest income and a $2.3 million decrease in dividends received from the Corporation's 13.9 percent minority interest in Southern Peru Copper Corporation. The $7.1 million 1996 second quarter foreign exchange loss from the devaluation of the Bolivar was offset by an $8.0 million interest expense gain that represented a remeasurement of Venezuelan local currency debt after the devaluation.

     The revolving credit agreement between the Corporation and several lenders was amended on June 25, 1997. The agreement, as amended and restated, permits borrowings of up to $1 billion from time to time until its scheduled maturity on June 25, 2002. The agreement allows for two one-year renewals beyond the scheduled maturity date if the Corporation requests and receives approval from at least two-thirds of the lenders involved. Interest is payable at a fluctuating rate based on the agent bank's prime rate or a fixed rate, based on the Eurodollar Interbank Offered Rate or at fixed rates offered independently by the several lenders, for maturities of between seven and 360 days. This agreement provides for a facility fee of six and one-half basis points (0.065 percent) on total commitments. The agreement requires the Corporation to maintain a minimum consolidated tangible net worth of $1.1 billion and limits indebtedness to 50 percent of total consolidated capitalization. There were no borrowings under this agreement at either October 23, 1997 or December 31, 1996.

     On August 15, 1997, under a private placement agency agreement between the Corporation and two placement agents, the Corporation established a commercial paper program. The agreement permits the Corporation to issue up to $1 billion of short-term promissory notes generally known as commercial paper at any one time. Commercial paper may bear interest or be sold at a discount, as mutually agreed by the

Corporation and the placement agents at the time of each issuance. There was $169.6 million principal outstanding under this program at October 23, 1997.

     The Corporation's total debt at September 30, 1997 was $921.5 million, compared with $659.3 million at year-end 1996. The 1997 increase includes non-recourse project financing for the expansion of the Candelaria mine, and $174.7 million of borrowings under the Corporation's newly instituted commercial paper program to support the Corporation's capital expenditure and share purchase programs. The Corporation's ratio of total debt to total capitalization was 25.9 percent at September 30, 1997, compared with 18.8 percent at December 31, 1996.

     During the second quarter of 1997, the Corporation's 80-percent-owned Chilean subsidiary, Compania Contractual Minera Candelaria (CCMC), borrowed $30 million of 12-year, dollar-denominated debt to refinance Chilean peso-denominated debt that was prepaid in December 1996. In addition, CCMC borrowed $58 million in the second quarter and $11 million in the third quarter under a $150 million, 12-year dollar-denominated facility arranged in order to partially finance CCMC's $337 million expansion project. Both of these facilities are based on floating rates tied to six-month LIBOR and are non-recourse to the Corporation. Under the proportional consolidation method, the Corporation reflects 80 percent of these amounts in its financial statements. The Corporation caused CCMC to sell the 9 percent and 11 percent interest rate caps purchased in 1993 that were intended to limit the effect of increases in the cost of CCMC's floating rate debt. In turn, the Corporation caused CCMC to enter into interest rate swaps with certain financial institutions to effectively convert all of CCMC's floating rate debt to 7.84 percent, fixed rate debt for the life of the debt. The obligations under the interest rate swaps are non-recourse to the Corporation.

     Capital outlays for Phelps Dodge Mining Company during the first nine months of 1997 were $314.8 million, including $135.2 million for the expansion of the Corporation's Candelaria mining operations in Chile. Capital outlays were $126.3 million for Phelps Dodge Industries. Capital outlays in the corresponding 1996 period were $225.4 million for Phelps Dodge Mining Company and $110.6 million for Phelps Dodge Industries. The Corporation expects capital outlays for the year 1997 to be approximately $475 million for Phelps Dodge Mining Company (including approximately $165 million for the Candelaria expansion project) and approximately $200 million for Phelps Dodge Industries.


     On September 10, 1997, the Corporation paid a regular quarterly dividend of 50 cents per share on its common shares for the 1997 third quarter; the amount paid for the third quarter was $30.1 million, bringing total 1997 dividends paid through September to $93.3 million.



     On May 7, 1997, the Corporation announced that its board of directors had authorized the purchase of up to an additional 6 million of its common shares, approximately 10 percent of its then outstanding shares. This authorization followed a 5 million share purchase program that was initiated in 1995 and extended to 10 million shares in 1996. Under that program, 9.9 million shares were purchased by the Corporation. During the 1997 third quarter, the Corporation purchased 1.7 million of its common shares at a cost of $144.5 million, bringing its quarter-end shares outstanding to 59.4 million, a 16 percent reduction since the beginning of 1995 and an 8 percent reduction to date this year. As of October 23, the Corporation has purchased approximately half of its May 1997 authorization of 6 million shares. In 1997 through October 23, the Corporation purchased a total of 6,086,000 of its common shares at a total cost of $477.4 million, including 3,139,000 shares at a cost of $258.8 million under the new 6 million share authorization. An additional 2,861,000 shares remain authorized for purchase under the new program. There were 59,428,000 common shares outstanding on September 30, 1997.

                                 CAPITALIZATION

     The following table sets forth the short-term and long-term debt and total capitalization of the Corporation at September 30, 1997, and as adjusted to give effect to the sale of the Offered Securities (without giving effect to the underwriting discount and the payment of expenses) and the repayment of outstanding commercial paper.


                                                                           SEPTEMBER 30, 1997
                                                                        ------------------------
                                                                         ACTUAL      AS ADJUSTED
                                                                        --------     -----------
                                                                              (UNAUDITED)
                                                                             (IN MILLIONS)
Short-term debt:
  Short-term debt.....................................................  $  258.7      $    84.0
  Current portion of long-term debt...................................      51.5           51.5
                                                                        --------       --------
          Total.......................................................  $  310.2      $   135.5
                                                                        --------       --------
Long-term debt:
  Notes and debentures (other than the Offered Securities)............  $  611.3      $   611.3
  Notes offered hereby................................................        --          100.0
  Debentures offered hereby...........................................        --          150.0
                                                                        --------       --------
          Total long-term debt........................................  $  611.3      $   861.3
Minority interests in consolidated subsidiaries.......................      70.2           70.2
Common shareholders' equity...........................................   2,573.1        2,573.1
                                                                        --------       --------
          Total long-term debt, minority interests in consolidated
            subsidiaries, and common shareholders' equity.............  $3,254.6      $ 3,504.6
                                                                        --------       --------
               Total Capitalization...................................  $3,564.8      $ 3,640.1
                                                                        ========       ========

                         SUMMARY FINANCIAL INFORMATION

     With the exception of data as to copper prices listed below, the following financial information for each of the five years in the period ended December 31, 1996 have been derived from consolidated financial statements of the Corporation, examined by Price Waterhouse LLP, independent accountants, previously filed with the Securities and Exchange Commission. The summary financial information in the table below as of and for the nine month periods ended September 30, 1996 and 1997 is unaudited but in the opinion of management includes all adjustments necessary for a fair presentation. The following information should be read in conjunction with the consolidated financial statements and related notes of the Corporation incorporated by reference. See "Incorporation of Certain Documents by Reference" in the accompanying Prospectus.

                                       NINE
                                   MONTHS ENDED         NINE
                                    SEPTEMBER       MONTHS ENDED                      YEAR ENDED DECEMBER 31,
                                       30,          SEPTEMBER 30,     -------------------------------------------------------
                                       1997             1996           1996        1995        1994        1993        1992
                                   ------------     -------------     -------     -------     -------     -------     -------
                                                     (IN MILLIONS, EXCEPT SHARE AMOUNTS AND COPPER PRICES)
Sales and other operating
  revenues........................   $3,048.4          2,816.0        3,786.6     4,185.4     3,289.2     2,595.9     2,579.3
                                     ========          =======        =======     =======     =======     =======     =======
Operating income(1)...............   $  546.7            552.0          712.9     1,100.5       400.4       326.5       420.6
Interest expense..................      (53.3)           (45.0)         (68.0)      (65.1)      (57.3)      (54.5)      (47.4)
Capitalized interest..............       11.2              1.0            1.9         3.1        20.7        17.5         7.9
Miscellaneous income and expense,
  net.............................       32.1             28.6           40.7        37.2        11.3        16.4        47.1
                                     --------          -------        -------     -------     -------     -------     -------
  Income before taxes, minority
    interests and equity in net
    earnings of affiliated
    companies.....................      536.7            536.6          687.5     1,075.7       375.1       305.9       428.2
Provision for taxes on income.....     (166.3)          (174.4)        (220.0)     (322.7)     (104.7)     (105.9)     (114.4)
Minority interests in consolidated
  subsidiaries....................       (4.1)           (10.3)         (16.2)      (12.9)       (8.0)      (12.1)      (12.8)
Equity in net earnings of
  affiliated companies............       10.2              7.7           10.5         6.5         8.6          --         0.6
                                     --------          -------        -------     -------     -------     -------     -------
  Income before accounting
    changes.......................      376.5            359.6          461.8       746.6       271.0       187.9       301.6
Cumulative effect of accounting
  changes(2)......................         --               --             --          --          --          --       (79.9)
                                     --------          -------        -------     -------     -------     -------     -------
  Net Income......................   $  376.5            359.6          461.8       746.6       271.0       187.9       221.7
                                     ========          =======        =======     =======     =======     =======     =======
COMEX copper price per pound(3)...   $   1.09             1.08           1.06        1.35        1.07        0.85        1.03
Dividends on common shares........       93.3             96.2          128.6       125.6       119.2       116.1       113.0
Capital outlays...................   $  444.3            338.8          513.0       404.9       355.0       387.2       270.8
At the end of each period:
  Net current assets..............   $  369.8            826.7          735.6       950.2       558.2       447.4       449.1
  Total assets....................   $4,892.0          4,777.2        4,816.4     4,645.9     4,133.8     3,720.9     3,441.2
  Long-term debt..................   $  611.3            600.7          554.6       613.1       622.3       547.3       373.8
  Shareholders' equity............   $2,573.1          2,703.9        2,755.9     2,677.7     2,187.6     2,022.1     1,972.4

---------------
Notes:
(1) Operating income includes the following non-recurring charges:
          In the first nine months of 1997, pre-tax charges of $20.8 million ($14.4 million after taxes or 23 cents per share) were recognized primarily to reflect an early retirement program at Phelps Dodge Mining Company. In 1996, operating income included a pre-tax reclamation reserve of $10.0 million ($6.8 million after taxes or 10 cents per share) for the Court ordered rescission of a 1986 sale of property in Maspeth, New York by the Corporation to the U.S. Postal Service. In 1995, a pre-tax gain of $26.8 million ($16.6 million after taxes or 24 cents per share) was recorded for the sale of Columbian Chemicals Company's iron oxide division (MAPICO). In 1994, operating income included non-recurring provisions for environmental costs and asset dispositions of $157.7 million ($91.7 million after taxes or $1.29 per share).

(2) Reflects one-time, after-tax charges in 1992 for the adoption of new accounting methods for post retirement and post employment benefits (SFAS No. 106 and SFAS No. 112) and income taxes (SFAS No. 109).

(3) COMEX copper price per pound is based on the New York Commodity Exchange annual average spot price per pound of cathodes.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

1996 AND 1995

     The following discussion is based on Management's Discussion and Analysis included in the Corporation's Annual Report on Form 10-K for the year ending December 31, 1996 and more extensive discussion and analysis of the Corporation is contained therein. See "Incorporation of Certain Documents by Reference" in the accompanying Prospectus.

     Phelps Dodge reported 1996 consolidated net income of $461.8 million, or $6.97 per common share. This amount compares with 1995 net income of $746.6 million, or $10.65 per common share. The 1996 amount includes an after-tax charge of approximately $10.7 million, or 16 cents per share, resulting from a 1996 fourth quarter reclamation provision and interest charges related to a Court ordered rescission of a 1986 sale of property. The 1995 amount includes an after-tax gain of $16.6 million, or 24 cents per share, from the sale of Columbian Chemicals Company's MAPICO division.

     A significant factor influencing the Corporation's 1996 results compared to 1995 was the lower price of copper, the Corporation's principal product. The New York Commodity Exchange (COMEX) spot price per pound of copper cathode, upon which the Corporation bases its selling price, averaged $1.06 in 1996, compared with $1.35 in 1995.

     Any material change in the price the Corporation receives for copper, or in its unit production costs, has a significant effect on the Corporation's results. In 1996, the Corporation's share of annual production was approximately
1.5 billion pounds of copper. Accordingly, each 1 cent per pound change in the average annual copper price received by the Corporation, or in average annual unit production costs, would have caused a variation in annual operating income before taxes of approximately $15 million.

     Depending on market circumstances, the Corporation may periodically purchase or sell various copper option contracts to mitigate the risk of adverse price fluctuations on a portion of its expected future mine production. With respect to 1996 production, the Corporation had contracts that provided a combination of minimum and maximum quarterly average London Metal Exchange (LME) prices for 185 million pounds of third quarter copper production that resulted in payments of $3.1 million to Phelps Dodge. Similar contracts ensuring minimum prices for 790 million pounds of 1996 copper production expired without payment to Phelps Dodge. During the 1996 third quarter, the Corporation sold copper price protection contracts that covered 94 million pounds of anticipated production in the fourth quarter of 1996 and 85 million pounds of anticipated production in the first quarter of 1997. This resulted in immediate cash payments to the Corporation of $15.6 million. Consequently, $8.8 million for 1996 fourth quarter contracts was recognized in income during the fourth quarter and $6.8 million for 1997 first quarter contracts was recognized in income during the 1997 first quarter.

     During 1995, the Corporation had contracts that provided minimum quarterly average LME prices of 80 cents per pound for approximately 640 million pounds of copper that expired on December 31, 1995, without payment to Phelps Dodge. In addition, the Corporation had contracts that provided minimum (approximately 95 cents) and maximum (approximately $1.33) LME prices per pound for approximately 650 million pounds of copper. These contracts expired on December 31, 1995, with Phelps Dodge making payments totaling $1.3 million to the financial institutions involved.

     The Corporation's objective and practice is to sell its copper at a price based on the COMEX average price in the month of shipment. However, a few customers request a firm price as of a specified date prior to or during the month of shipment. In such transactions, the Corporation usually hedges such sales commitments by entering into copper futures and copper swap contracts that approximate the shipment quantities and periods involved. The copper futures contracts are then liquidated during the month of shipment which generally results in the realization of the COMEX average monthly price for copper shipped. This liquidation process involves the use of offsetting futures contracts. Therefore, the notional value, which represents the absolute sum of all outstanding copper futures contracts, is not an accurate measurement of risk to the Corporation from the use of such derivative financial instruments. Swap contracts are settled at the COMEX average monthly price in the month copper is shipped. At December 31, 1996, the Corporation had futures and swap hedge contracts in place for approximately 149 million pounds of copper with an approximate net value of $143 million and an aggregate notional value of approximately $156 million. The Corporation had deferred unrecognized gains of $2.3 million on its futures and swap contracts at December 31, 1996. With respect to 1995, at year end the Corporation had futures and swap hedge contracts in place for approximately 104 million pounds of copper with an approximate net value of $125 million and an aggregate notional value of approximately $125 million. At December 31, 1995, the Corporation had deferred unrecognized losses on its futures and swap contracts of $2.4 million as the offsetting customer transactions had not matured.

     The Corporation periodically enters into forward exchange and currency option contracts to hedge certain recorded transactions, firm commitments and other anticipated foreign currency transactions. The Corporation does not hold these financial instruments for trading purposes. The objective of the Corporation's foreign currency hedging activities is to protect the Corporation from the risk that the eventual equivalent dollar cash flows resulting from transactions denominated in foreign currencies will be adversely affected by changes in exchange rates. During 1996, recorded, committed and anticipated foreign currency transactions that the Corporation had hedged did not exceed $166 million and totaled $141 million at year end. The Corporation did not have any deferred unrecognized gains or losses on its foreign exchange contracts at December 31, 1996, or December 31, 1995. Notes 1 and 19 to the Consolidated Financial Statements set forth in the Corporation's 1996 Annual Report on Form 10-K (the "Consolidated Financial Statements") contain further information to which reference should be made for a fuller understanding of the Corporation's policy for hedging foreign currency transactions.

     Consolidated 1996 revenues were $3,786.6 million, compared with $4,185.4 million in 1995. The 1996 decrease was a result of lower average copper prices and lower sales volumes of wheels and rims. The decrease was partially offset by higher sales volumes of copper, carbon black and wire and cable products.

     Phelps Dodge's results for 1996 and 1995 can be meaningfully compared by separate reference to its reporting segments, Phelps Dodge Mining Company and Phelps Dodge Industries. Phelps Dodge Mining Company includes the Corporation's worldwide copper operations from mining through rod production, marketing and sales, other mining operations and investments, and worldwide mineral exploration and development programs. Phelps Dodge Industries includes the Corporation's specialty chemicals operations, its wheel and rim business, and its wire and cable operations.

     Within each such segment, significant events and transactions have occurred which, as indicated in the separate discussions presented below, are material to an understanding of the particular year's results and to a comparison with results of the other periods. Note 20 to the Consolidated Financial Statements contains further information to which reference should be made for a fuller understanding of the following discussion and analysis.

RESULTS OF PHELPS DODGE MINING COMPANY

     Phelps Dodge Mining Company is an international business comprising a group of companies involved in vertically integrated copper operations including mining, concentrating, electrowinning, smelting and refining, rod production, marketing and sales, and related activities. Copper is sold primarily to others as rod, cathode or concentrates, and as rod to the Phelps Dodge Industries segment. In addition, Phelps Dodge Mining Company at times smelts and refines copper and produces copper rod for others on a toll basis. Phelps Dodge Mining Company also produces gold, silver, molybdenum and copper chemicals as by-products, and sulfuric acid from its air quality control facilities. This segment also includes the Corporation's other mining operations and investments (including fluorspar, silver, lead and zinc operations) and its worldwide mineral exploration and development programs.

                                                                            1996         1995
                                                                          --------     --------
Copper (from own mines -- thousand tons)*
  Production............................................................     770.4        712.7
  Deliveries............................................................     771.6        696.6
COMEX average spot copper price per pound -- cathodes...................  $   1.06         1.35
                                                                          (MILLIONS OF DOLLARS)
Sales and other operating revenues......................................  $2,091.1      2,488.7
Operating income........................................................  $  526.6        896.8

---------------
* The Corporation's worldwide copper production and deliveries shown in the above table exclude the amounts attributable to (i) the 15 percent undivided interest in the Morenci, Arizona, copper mining complex held by Sumitomo Metal Mining Arizona, Inc. (Sumitomo), (ii) the one-third partnership interest in Chino Mines Company in New Mexico held by Heisei Minerals Corporation (Heisei), and (iii) the 20 percent interest in Candelaria held by SMMA Candelaria, Inc., a jointly owned indirect subsidiary of Sumitomo Metal Mining Co., Ltd. and Sumitomo Corporation. Excluded production amounts for 1996 and 1995 were 76,500 tons and 65,600 tons produced at Morenci for the account of Sumitomo, 56,200 tons and 56,200 tons produced at Chino for the account of Heisei and 30,200 tons and 33,100 tons at Candelaria for the account of SMMA Candelaria, Inc.

     Phelps Dodge Mining Company reported 1996 operating income of $526.6 million which included a pre-tax charge of $10.0 million resulting from a fourth quarter reclamation provision related to a Court ordered rescission of a 1986 sale of property. This compares with 1995 operating income of $896.8 million. The decrease in 1996 operating income reflected lower average copper prices, partially offset by higher volumes of copper sold from mine production. Unit production costs of copper in 1996 were slightly higher than in 1995, principally as a result of increased depreciation charges from recent capital projects, increased mining expenses and costs associated with a maintenance overhaul at the Hidalgo smelter. Unit production costs of copper generally continued to reflect high levels of production, ongoing cost containment programs and increasing amounts of copper obtained through the solution extraction/electrowinning (SX/EW) process, including the start-up of the Southside SX/EW project at the Morenci mine in the 1995 third quarter, at favorable incremental costs.

     The Candelaria mine is located near Copiapo in the Atacama Desert of northern Chile. Phelps Dodge Mining Company completed construction and commenced operations at Candelaria in October 1994, and achieved full production in 1995. Phelps Dodge owns an 80 percent interest in Candelaria and a jointly owned indirect subsidiary of Sumitomo Metal Mining Co., Ltd. and Sumitomo Corporation owns a 20 percent interest. The project consists of an open-pit mine, concentrator, port and associated facilities. On May 1, 1996, the Corporation announced plans to expand concentrator throughput at Candelaria. At full capacity, the $337 million expansion (the Corporation's share will be $270 million with the remainder provided by its co-participant) will result in annual copper production of 400 million to 450 million pounds during the first few years of the post-expansion mine life; the average ore grade is expected to drop, with a corresponding decrease in production, in subsequent years. The expansion will include increased mining activity, the installation of a second semi-autogenous (SAG) mill line and new and expanded concentrating facilities, and the addition of more than 200 employees. Construction began in the third quarter of 1996 with new production scheduled to come on line by mid-1998. As a result of the expansion, the estimated mine life of Candelaria will be reduced from 35 years of production to 19 years.

     During the third quarter of 1995, Phelps Dodge Mining Company completed construction and commenced operations at its $200 million Southside project (the Corporation's share was $170 million with the remainder provided by its co-participant) at its Morenci mine in southeastern Arizona. This project has increased Phelps Dodge's share of annual electrowon copper production capacity by approximately 130 million pounds. The expansion involved the development of the Southside ore deposit adjacent to the existing open-pit mine at Morenci. The expansion included the construction of an electrowinning tankhouse, the expansion of existing solution extraction plants, the upgrading of infrastructure systems and the addition of mining equipment.

     Copper unit production costs generally have been stable for the two-year period ended December 31, 1996, primarily as a result of high levels of production of low-cost cathode copper at SX/EW plants in Morenci, Arizona; Tyrone, New Mexico; and Santa Rita, New Mexico. In 1996, the Corporation produced a total of 408,000 tons of cathode copper at its SX/EW facilities, compared with 364,200 tons in 1995. The SX/EW method is a cost-effective process of extracting copper from certain types of ores. As used by the Corporation in conjunction with its conventional concentrating, smelting and refining, SX/EW is a major factor in its continuing efforts to maintain internationally competitive costs.

     The Corporation expects to operate the Burro Chief SX/EW plant near Tyrone, New Mexico, for at least the next 10 years. Exploration continues in an effort to identify further mineral resources.

     The Corporation has additional sources of copper that could be placed in production should market circumstances warrant. Permitting and significant capital expenditures would be required, however, to develop such additional production capacity.

     In 1996, operations outside the United States provided 8 percent of Phelps Dodge Mining Company's sales, compared with 10 percent in 1995. During the year, operations outside the United States contributed 8 percent of the segment's operating income, compared with 19 percent in 1995.

     In December 1996, the United States District Court of the Eastern District of New York ruled that the 1986 sale of property in Maspeth, New York, by the Corporation to the United States Postal Service is to be rescinded. The Court ordered the Corporation to return the $14.8 million originally paid by the Postal Service for the property and to pay interest on the sales price for a portion of the time since that sale. The Corporation recorded interest charges of $5.9 million and reclamation reserves of $10.0 million in the 1996 fourth quarter. This reclamation provision was estimated based on the Corporation's experience at other Corporate-owned properties.

RESULTS OF PHELPS DODGE INDUSTRIES


     Phelps Dodge Industries is a business segment comprising a group of companies that manufacture engineered products principally for the transportation, energy and telecommunications sectors worldwide. Its operations are characterized by products with significant market share, internationally competitive costs and quality, and specialized engineering capabilities. This business segment includes the Corporation's specialty chemicals operations through Columbian Chemicals Company and its subsidiaries (Columbian Chemicals or Columbian); its wheel and rim operations through Accuride Corporation and its subsidiaries (Accuride); and its wire and cable and specialty conductor operations through Phelps Dodge International Corporation and Phelps Dodge Magnet Wire Company and their subsidiaries and affiliates.

                                                                            1996         1995
                                                                          --------     --------
                                                                          (MILLIONS OF DOLLARS)
Sales and other operating revenues:
  Specialty chemicals...................................................  $  437.0        420.8
  Wheels and rims.......................................................     307.8        357.8
  Wire and cable........................................................     950.7        918.1
                                                                          --------     --------
                                                                          $1,695.5     $1,696.7
                                                                          ========     ========
Operating Income:
  Specialty chemicals...................................................  $   79.8        103.9
  Wheels and rims.......................................................      41.4         45.6
  Wire and cable........................................................     104.6         93.8
                                                                          --------     --------
                                                                          $  225.8        243.3
                                                                          ========     ========

     Phelps Dodge Industries reported 1996 operating income of $225.8 million, compared with operating income in 1995 that was $216.5 million before a pre-tax gain of $26.8 million from the sale of Columbian Chemicals Company's synthetic iron oxide division (MAPICO). Increased 1996 operating income primarily reflected the benefits of manufacturing cost reduction programs instituted during 1995, higher sales volumes in the wire and cable business, and continued strength in the specialty chemicals business. Increased 1995 operating income also reflected higher prices and sales volumes in the wire and cable businesses and in the wheel and rim business (which experienced a decline in sales volumes in the 1995 fourth quarter that continued into 1996).

     Columbian Chemicals' 1996 earnings were higher than in 1995 (excluding the $26.8 million pre-tax gain from the sale of MAPICO) as a result of increased carbon black sales and production volumes. North American volumes continued to grow in both the basic rubber black and industrial black product lines. Only limited growth was achieved in the European rubber market; however, significant growth continued in the European specialty market. Raw material costs increased throughout the year resulting in tighter margins. Major capital projects to expand existing North American and European facilities are under way and resulted in a record level of annual capital investment in 1996. Several major expansion projects are expected to be completed during 1997.

     Accuride's 1996 earnings fell below 1995 earnings primarily due to an 18 percent drop in overall sales volumes, partially offset by higher prices. North American demand for heavy trucks and trailers were the major contributors to the drop in sales volumes. Demand for specialty products, such as light wheels for smaller trucks and sport utility vehicles, increased partially offsetting the effects of the downturn in the heavy truck and trailer markets.

     Earnings in the wire and cable business increased in 1996 over 1995 as a result of higher magnet wire sales volumes and margins in North America, favorable results of aluminum tolling in Thailand and the 1996 second quarter acquisition of Nesor Alloy Corporation, a leading manufacturer of high performance conductors for the general electronics and aerospace industries. New customers were attracted in North America by the Phelps Dodge Magnet Wire Company expansion of its El Paso plant and the announcement of its new plant under construction in Monterrey, Mexico. European demand for magnet wire products also was strong in the latter half of 1996 after a slow start. The increase in earnings in 1996 came about despite the continuation of economic difficulties in Venezuela.

     In May 1996, Phelps Dodge acquired Nesor Alloy Corporation for approximately $35 million. In addition, Phelps Dodge increased its ownership interest in Metal Fabricators of Zambia Limited (ZAMEFA) from 20 percent to 51 percent. The Corporation's interests in these companies are managed by Phelps Dodge International Corporation, a wholly owned subsidiary.

     On August 7, 1996, the Corporation announced plans to construct a magnet wire manufacturing plant in Monterrey, Mexico. Construction of the $42.0 million project began in 1996 with commercial production expected in early 1998.

     In response to demand by Japanese-owned companies located in North America, SPD Magnet Wire Company, a joint venture of Phelps Dodge Magnet Wire Company and Sumitomo Electric Industries, Ltd., each owning a 50 percent interest, expanded its plant in Edmonton, Kentucky. The capacity of this facility has increased by 75 percent after new equipment was installed in late 1995 through early 1996.


     In March 1994, Phelps Dodge Magnet Wire Company acquired a plant that manufactures fine-gauge magnet wire in Laurinburg, North Carolina, from Rea Magnet Wire Company, Inc. (Rea), and a magnet wire manufacturing plant in El Paso, Texas, from Texas Magnet Wire Company, an affiliate of Rea and Fujikura International, Inc. The El Paso facility was expanded in 1996, doubling its previous capacity. The capacity of the Laurinburg facility is also expected to double upon completion in 1999 of a current plant expansion program.


     In 1996, operations outside the United States provided 50 percent of Phelps Dodge Industries' sales, compared with 51 percent in 1995. During the year, operations outside the United States contributed 57 percent of the segment's operating income, compared with 53 percent in 1995 (after excluding from U.S. earnings the $26.8 million pre-tax gain on the sale of Columbian Chemicals' MAPICO division).

OTHER MATTERS RELATING TO THE STATEMENT OF CONSOLIDATED OPERATIONS

     The Corporation's 1996 exploration and research and development expenses were $83.9 million, compared with $73.2 million in 1995. The increase in 1996 primarily resulted from increased exploration expenditures at the Corporation's U.S. mining operations.


     The Corporation reported net interest expense in 1996 of $66.1 million, compared with $62.0 million in 1995. Increased 1996 interest expense principally resulted from a $5.9 million interest charge resulting from the 1996 Court ordered rescission of a 1986 sale of property. Included in the 1996 and 1995 amounts were foreign currency exchange gains of $8.0 million and $8.1 million, respectively, reflecting the remeasurement of Venezuelan local currency debt after major devaluations of the Bolivar.


     The Corporation's 1996 miscellaneous income, net of miscellaneous expense, was $40.7 million, compared with $37.2 million in 1995. The increase in 1996 primarily resulted from an increase of $2.8 million in dividends received from the Corporation's 13.9 percent minority interest in Southern Peru Copper Corporation.

     For the year ended December 31, 1996, the Corporation recorded a provision for taxes of $220.0 million (an effective rate of approximately 32.0 percent). This compares with a 1995 provision for taxes of $322.7 million (an effective rate of approximately 30.0 percent). The 1996 effective rate was higher than 1995 primarily due to the effect of a change in the income mix between U.S. and international operations. (See Note 6 to the Consolidated Financial Statements for a reconciliation of the Corporation's effective tax rates to statutory rates.)

     The Corporation's federal income tax returns for the years 1992, 1993 and 1994 are currently under examination. The Corporation has received substantial proposed adjustments from the Internal Revenue Service relating to the Corporation's federal income tax liability for the years 1990 and 1991 and has filed a protest with the appropriate authorities. These years are currently under consideration by the appeals division of the Internal Revenue Service. Management believes that it has made adequate provision so that final resolution of the issues involved, including application of those determinations to subsequent open years, will not have a material adverse effect on the consolidated financial condition or results of operations of the Corporation. However, settlement of these issues could involve material tax and interest payments with respect to the open years, a substantial part of which would involve timing differences. The Corporation does not agree with these proposed adjustments and expects either to substantially settle them with the Internal Revenue Service or litigate the issues involved.

     Under current financial accounting standards, any significant year-to-year movement in the rate of interest on long-term, high-quality corporate bonds necessitates a change in the discount rate used to calculate the actuarial present value of the Corporation's accumulated pension and other postretirement benefit obligations. The Corporation maintained its discount rate at 7.25 percent at December 31, 1996, as a result of long-term interest rates staying at essentially the same rate as in 1995. Better-than-expected returns on plan assets during 1996 increased the excess of plan assets over pension liabilities at December 31, 1996. Other estimated postretirement benefit obligations of the Corporation decreased by $6 million as a result of a decrease in the assumed annual rate of increase in the per capita cost of covered health care benefits over the next 12 years averaging 0.6 percent per year. For a further discussion of these issues, see Notes 15 and 16 to the Consolidated Financial Statements.

CHANGES IN FINANCIAL CONDITION; CAPITALIZATION

     At the end of 1996, the Corporation had cash and short-term investments of $470.1 million, compared with $608.5 million at the beginning of the year. The Corporation's operating activities provided $837.5 million of cash during the year which was used along with a portion of existing cash balances to fund its investing activities, dividend payments on its common stock and purchases of its common stock.

     Investing activities during 1996 included capital expenditures of $513.0 million, compared with $404.9 million in 1995. The 1996 capital expenditures included $76 million for the expansion of Candelaria. Investing activities in 1996 also included approximately $35 million for the acquisition of Nesor. The 1995 capital expenditures included $40 million for certain mining properties owned by Azco Mining, Inc. and its subsidiaries, comprising the Sanchez property in southeastern Arizona and a 70 percent interest in the Piedras Verdes property in Mexico. Investing activities in 1995 also included cash proceeds of $45.0 million from the divestiture of Columbian Chemicals Company's synthetic iron oxide facility (MAPICO).

     The $3.0 million increase in dividend payments on the Corporation's common shares, from $125.6 million in 1995 to $128.6 million in 1996, principally resulted from an 11 percent increase in the quarterly dividend rate in the 1996 second quarter (from 45 cents per common share to 50 cents per common share), partially offset by the effect of the reduced number of common shares outstanding.

     The Corporation purchased 4,297,300 of its common shares in 1996 at a total cost of $273.2 million. There were 64,711,000 common shares outstanding on December 31, 1996. On March 6, 1996, the Corporation announced that its current share purchase authorization had been increased from 5 million shares (buy back program authorized on March 7, 1995) to a total of 10 million shares. The Corporation will continue to make purchases in the open market as circumstances warrant, and will also consider purchasing shares in privately negotiated transactions.

     The Corporation's total debt was $659.3 million at December 31, 1996, compared with $696.5 million at the end of 1995. Total debt decreased primarily as a result of the prepayment of Candelaria's Chilean peso-denominated debt (see below). The ratio of total debt to total capitalization was 18.8 percent at the end of 1996, compared with 20.2 percent at the end of 1995.

     During the 1995 second quarter, the Corporation's majority-owned subsidiary, Compania Contractual Minera Candelaria (CCMC), satisfied all operating, financial, construction and legal tests and conditions as set forth in the completion agreement associated with the $290.0 million project financing of its Candelaria mine in Chile. Borrowings under these debt facilities are now non-recourse to Phelps Dodge. Financing agreements for the $290 million debt were executed during 1993. The debt carries a 13-year maturity, and comprises $200 million of floating rate dollar-denominated debt, $60 million of fixed rate dollar-denominated debt, and $30 million of floating rate debt denominated in Chilean pesos. This floating rate peso-denominated debt was prepaid in December 1996 at a cost of $37.6 million including exchange losses and prepayment penalties. The agreements provide for a nine and one-half year repayment period, starting in 1997. As the Corporation consolidates its interest in majority-owned mining joint ventures using the proportional consolidation method, only 80 percent of this debt and related financing charges have been reflected in the Corporation's consolidated financial statements.

     In the 1997 first quarter, CCMC entered into agreements with certain lenders to provide up to $185 million of floating rate dollar-denominated debt financing for the expansion of the Candelaria mine. At the same time, CCMC entered into an agreement with a lender to provide $30 million of floating rate dollar-denominated debt financing to refinance the Chilean peso debt that was prepaid in December 1996. These borrowings will be non-recourse to Phelps Dodge, which will reflect only 80 percent of any borrowings and related financing charges under these agreements in its consolidated financial statements. The agreements provide for a 10-year repayment period starting in 1998.

     During 1993, the Corporation's 60-percent-owned Hungarian subsidiary, Columbian Tiszai Carbon Ltd. (CTC), borrowed $33.5 million under facilities from the Overseas Private Investment Corporation (OPIC) and the European Bank for Reconstruction and Development (EBRD) to finance construction of a carbon black manufacturing plant. Both facilities were without recourse to Columbian Chemicals Company since the satisfaction of completion agreements with the two lenders in 1996. In the 1997 first quarter, CTC refinanced the loans with local banks at more advantageous interest rates and better terms. These new facilities are without recourse to Columbian Chemicals Company.

     The Corporation had other lines of credit totaling $100.0 million at December 31, 1996, and December 31, 1995. These facilities are subject to agreement as to availability, terms and amount. There were no borrowings outstanding under these lines of credit at either December 31, 1996, or December 31, 1995.

     The Corporation had $66.5 million in short-term borrowings, all by its international operations, at December 31, 1996, compared with $66.6 million at December 31, 1995. The weighted average interest rate on this debt at December 31, 1996, and December 31, 1995, was 15.3 percent and 18.5 percent, respectively.

     Accuride Canada Inc. has a revolving credit facility that permits borrowings of up to U.S. $25.0 million. Interest on these borrowings is payable at a fluctuating rate based on the agent bank's Base Rate Canada, or a fixed rate based on LIBOR, for maturities of one week to six months. This facility, which is subject to renewal annually, provides for a standby fee of one-eighth of 1 percent of the $25.0 million. There were no borrowings outstanding under this facility at either December 31, 1996, or December 31, 1995.

     The current portion of the Corporation's long-term debt, scheduled for payment in 1997, is $38.2 million including $14.0 million for its international manufacturing operations and $24.2 million primarily for its international mining operations.

     During 1996, decreases in current assets (exclusive of cash and short-term investments and adjustments for foreign currency exchange rate changes) together with increases in current liabilities (exclusive of current debt and adjustments for foreign currency exchange rate changes) resulted in a $64.0 million decrease in net working capital. This decrease in net working capital resulted principally from a $10.7 million decrease in prepaid expenses, a $38.3 million increase in accounts payable and a $10.0 million increase in accrued expenses. The $10.7 million decrease in prepaid expenses was primarily the result of decreases in hedging and deferred income for 1997 first quarter copper price protection contracts that were sold during the 1996 third quarter. The $38.3 million increase in accounts payable was attributable to timing of raw materials and equipment purchases. The accrued expense increase was primarily a result of accruals for contractor expenses for the Candelaria expansion project.

     During 1995, increases in current assets (exclusive of cash and short-term investments and adjustments for foreign currency exchange rate changes) together with decreases in current liabilities (exclusive of current debt and adjustments for foreign currency exchange rate changes) resulted in an $84.2 million increase in net working capital. This increase principally resulted from a $55.5 million decrease in accounts payable, a $29.5 million decrease in accrued income taxes, a $15.8 million increase in inventories and an $11.9 million increase in supplies, partially offset by a $36.8 million increase in accrued expenses. The $55.5 million decrease in accounts payable primarily resulted from lower copper concentrate purchase requirements by Phelps Dodge Mining Company's smelter operations and the timing of raw material purchases by the Phelps Dodge Industries businesses. The $29.5 million decrease in accrued income taxes was principally the result of approximately $22 million in additional federal income taxes paid in the first quarter of 1995 with the Corporation's 1994 income tax return. The $15.8 million increase in inventories was attributable to higher inventories of copper at Phelps Dodge Mining Company, partially offset by lower inventories at Accuride. The $11.9 million increase in supplies was the result of increases at Candelaria and Accuride, The $36.8 million increase in accrued expenses primarily resulted from higher accruals for copper conversion and freight charges and accruals for certain costs associated with higher copper prices at Phelps Dodge Mining Company (higher conversion and freight accruals are due to the higher copper inventory balances at the end of 1995), and an increase in the current portion of Corporate-wide pension liabilities due to an increase in expected plan funding in 1996 resulting from certain provisions of the recently enacted General Agreement on Tariffs and Trade (GATT).

ENVIRONMENTAL AND CERTAIN REGULATORY MATTERS

     The Corporation is subject to federal, state and local environmental laws, rules and regulations, including the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA or Superfund), as amended by the Superfund Amendments and Reauthorization Act of 1986. Under Superfund, the Environmental Protection Agency (EPA) has identified approximately 35,000 sites throughout the United States for review, ranking and possible inclusion on the National Priorities List (NPL) for possible response. Among the sites identified, EPA has included 13 sites owned by the Corporation. The Corporation believes that most, if not all, of its sites so identified will not qualify for listing on the NPL.

     In addition, the Corporation may be required to remove hazardous waste or remediate the alleged effects of hazardous substances on the environment associated with past disposal practices at sites not owned by the Corporation. The Corporation has received notice that it is a potentially responsible party from EPA and/or individual states under CERCLA or a state equivalent and is participating in environmental assessment and remediation activity at 37 sites. For further information about these proceedings, see Item 3. Legal Proceedings,
Part III, beginning on page 29 of the Corporation's Annual Report on Form 10-K for the year ended December 31, 1996.

     The 1990 Amendments to the federal Clean Air Act require EPA to develop and implement many new requirements, and they allow states to establish new programs to implement some of the new requirements, such as the requirements for operating permits under Title V of the 1990 Amendments and hazardous air pollutants under Title III of the 1990 Amendments. Because EPA has not yet adopted or implemented all of the changes required by Congress, the air quality laws will continue to expand and change in coming years as EPA develops new requirements and then implements them or allows the states to implement them. Nevertheless, most states have made or are in the process of making certain required changes to their laws regarding Title V. In response to these new laws, several of the Corporation's subsidiaries already have submitted or are in the process of preparing applications for Title V operating permits. These programs will likely increase the Corporation's regulatory obligations and compliance costs. These costs could include implementation of maximum achievable control technology for any of the Corporation's facilities that is determined to be a major source of federal hazardous air pollutants. Until more of the implementing regulations are adopted, and more experience with the new programs is gained, it is not possible to determine the impact of the new requirements on the Corporation.

     At December 31, 1996, the Corporation had reserves of $117.0 million for remediation of certain of the sites referred to above and other environmental costs in accordance with its policy to record liabilities for environmental expenditures when it is probable that obligations have been incurred and the costs reasonably can be estimated. The Corporation's estimates of these costs are based upon currently available facts, existing technology, and presently enacted laws and regulations. Where the available information is sufficient to estimate the amount of liability, that estimate has been used; where the information is only sufficient to establish a range of probable liability and no point within the range is more likely than any other, the lowest end of the range has been used.

     The amounts of the Corporation's liabilities for remedial activities are very difficult to estimate due to such factors as the unknown extent of the remedial actions that may be required and, in the case of sites not owned by the Corporation, the unknown extent of the Corporation's probable liability in proportion to the probable liability of other parties. The Corporation has probable environmental liabilities that in its judgment cannot reasonably be estimated, and losses attributable to remediation costs are reasonably possible at other sites. The Corporation cannot now estimate the total additional loss it may incur for such environmental liabilities, but such loss could be substantial.

     The possibility of recovery of some of the environmental remediation costs from insurance companies or other parties exists; however, the Corporation does not recognize these recoveries in its financial statements until they become probable.

     The Corporation's operations are subject to myriad environmental laws and regulations in jurisdictions both in the United States and in other countries in which it does business. For further discussion of these laws and regulations, please see Environmental and Other Regulatory Matters beginning on page 15 and Environmental Matters on page 22 in each case in the Corporation's Annual Report on Form 10-K for the year ended December 31, 1996. The estimates given in those discussions of the capital expenditures for programs to comply with applicable environmental laws and regulations in 1997 and 1998, and the expenditures for those programs in 1996, are separate from the reserves and estimates described above.

     On December 23, 1994, Chino Mines Company (CMC), which is two-thirds owned by Phelps Dodge Corporation and is located near Silver City, New Mexico, entered into an Administrative Order on Consent (AOC) with the New Mexico Environment Department that will require CMC to study the environmental impacts and potential health risks associated with portions of the CMC property affected by historical mining operations. Phelps Dodge acquired CMC at the end of 1986. Those studies began in 1995 and, until completed, it will not be possible to determine the nature, extent, cost, and timing of remedial work which will be required under the AOC, although remedial work is expected to be required.

     In 1993 and 1994, the New Mexico and Arizona legislatures, respectively, passed laws requiring the reclamation of mined lands in those states. The New Mexico Mining Commission adopted rules for the New Mexico program during 1994, and the Corporation's operations began submitting the required permit applications in December 1994. The Arizona State Mine Inspector adopted rules for the Arizona program in January 1997, and the Corporation's operations began submitting the required reclamation plans in early 1997. These laws and regulations will likely increase the Corporation's regulatory obligations and compliance costs with respect to mine closure and reclamation. At this time, it is not possible to quantify the impact of the new laws and regulations on the Corporation.

     In 1995, legislation was introduced in both the U.S. House of Representatives and the U.S. Senate to amend the Mining Law of 1872. None of the bills was enacted into law. Also, mining law amendments were added to the 1996 budget reconciliation bill, which was vetoed by the President. Among other things, the amendments contained in the 1996 bill would have imposed a 5 percent net proceeds royalty on minerals extracted from federal lands, required payment of fair market value for patenting federal lands, and required that patented lands used for non-mining purposes revert to the federal government. Several of these same concepts likely will be pursued legislatively in 1997. The Secretary of the Interior also recently ordered the Bureau of Land Management (BLM) to form a task force to review BLM's hardrock mining surface management regulations and propose revisions to expand environmental and reclamation requirements, among other things. While the effect of such changes on Phelps Dodge's current operations and other currently owned mineral resources on private lands would be minimal, passage of the amendments would result in additional expenses in the development and operation of new mines on federal lands.

                     DESCRIPTION OF THE OFFERED SECURITIES

GENERAL

     The Offered Securities will be issued under an Indenture, dated as of September 22, 1997, between the Corporation and The Chase Manhattan Bank, as Trustee, as supplemented from time to time (the "Indenture"). The form of the Indenture is filed as an exhibit to the Registration Statement of which the accompanying Prospectus is a part. The following summary of certain provisions of the Indenture and of the Offered Securities (referred to in the accompanying Prospectus as the "Debt Securities") supplements, and to the extent inconsistent therewith replaces, the summaries of certain provisions of the Debt Securities set forth in the accompanying Prospectus, to which reference is hereby made. Such summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all provisions of the Indenture, including the definitions therein of certain terms.


     The Notes offered hereby will be limited to $100,000,000 aggregate principal amount and will mature on November 1, 2004. Each Note will bear interest at the rate of 6 3/8% per annum, computed on the basis of a 360-day year of twelve 30-day months, from November 1, 1997 or from the most recent interest payment date to which interest has been paid or provided for, payable semiannually on May 1 and November 1 of each year, beginning on May 1, 1998. Interest payable on any Note which is punctually paid or duly provided for on any interest payment date shall be paid to the person in whose name such Note is registered at the close of business on April 15 or October 15, as the case may be, preceding such interest payment date.



     The Debentures offered hereby will be limited to $150,000,000 aggregate principal amount and will mature on November 1, 2027. Each Debenture will bear interest at the rate of 7 1/8% per annum, computed on the basis of a 360-day year of twelve 30-day months, from November 1, 1997 or from the most recent interest payment date to which interest has been paid or provided for, payable semiannually on May 1 and November 1 of each year, beginning on May 1, 1998. Interest payable on any Debenture which is punctually paid or duly provided for on any interest payment date shall be paid to the person in whose name such Debenture is registered at the close of business on April 15 or October 15, as the case may be, preceding such interest payment date.


     The Offered Securities will be subject to defeasance and covenant defeasance as provided in the accompanying Prospectus.

REDEMPTION

     The Notes will not be redeemable prior to maturity and will not be entitled to any sinking fund.


     The Debentures will be redeemable in whole or in part, at the option of the Corporation at any time, at a redemption price equal to the greater of (i) 100% of their principal amount or (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Yield plus ten basis points, plus in the case of each clause (i) and (ii) accrued interest to the date of redemption.


     "Treasury Yield" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.


     "Comparable Treasury Issue" means the United States Treasury security selected by the Independent Investment Banker as having a maturity comparable to the remaining term of the Debentures to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Debentures. "Independent Investment Banker" means an independent investment banking institution of international standing appointed by the Corporation.

     "Comparable Treasury Price" means with respect to any redemption date, (i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or (ii) if such release (or any successor release) is not published or does not contain such prices on such business day, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or
(B) if the Independent Investment Banker obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Quotations. "Reference Treasury Dealer Quotations" means with respect to each Reference Treasury Dealer and any redemption date, the average as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker by such Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.

     "Reference Treasury Dealer" means a primary U.S. Government securities dealer in New York City selected by the Independent Investment Banker after consultation with the Corporation.

     Holders of the Debentures to be redeemed will receive notice thereof by first-class mail at least 30 and not more than 60 days prior to the date fixed for redemption.

     The Debentures will not be entitled to any sinking fund.

BOOK-ENTRY SYSTEM

     The Offered Securities will be represented by Registered Global Securities registered in the name of Cede & Co., as a nominee of The Depository Trust Company (the "Depositary"). Except as described in the accompanying Prospectus, Offered Securities in definitive form will not be issued. The Depositary has advised the Corporation as follows: Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of
Section 17A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Depositary holds securities that its participants ("Participants") deposit with Depositary. Depositary also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Participants in Depositary include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations ("Direct Participants"). Depositary is owned by a number of its Participants and by the New York Stock Exchange, the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the Depositary system is also available to others, such as securities brokers and dealers, banks and trust companies that clear transactions through or maintain a direct or indirect custodial relationship with a Direct Participant either directly or indirectly ("Indirect Participants"). The rules applicable to Depositary and its Participants are on file with the Securities and Exchange Commission.

     Purchases of Offered Securities under the Depositary's system must be made by or through Direct Participants, which will receive a credit for such Offered Securities on the Depositary's records. The ownership interest of each actual purchaser of each Offered Security represented by a Registered Global Security ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from the Depositary of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which such Beneficial Owners entered into the transaction. Transfers of ownership interests in a Registered Global Security representing Offered Securities are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners of a Registered Global Security representing Offered Securities will not receive Offered Securities in definitive form representing their ownership interest therein, except in the event that use of the book-entry system for such Offered Securities is discontinued or upon the occurrence of certain other events described herein.

     To facilitate subsequent transfers, all Registered Global Securities representing Offered Securities which are deposited with the Depositary are registered in the name of the Depositary's nominee, Cede & Co. The deposit of Registered Global Securities with the Depositary and their registration in the name of Cede & Co. effect no change in beneficial ownership. The Depositary has no knowledge of the actual beneficial owners of the Registered Global Securities representing the Offered Securities: the Depositary's records reflect only the identity of the Direct Participants to whose accounts such Offered Securities are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by the Depositary to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Neither the Depositary nor Cede & Co. will consent or vote with respect to the Registered Global Security representing the Offered Securities. Under its usual procedures, the Depositary mails an omnibus proxy (an "Omnibus Proxy") to the Corporation as soon as possible after the applicable record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Offered Securities are credited on the applicable record date (identified in a listing attached to the Omnibus Proxy).

     The nominee of the Depositary, as holder of record of the Registered Global Securities, will be entitled to receive payments of principal and interest by wire transfer in same day funds for payment to Beneficial Owners in accordance with customary procedures established from time to time by the Depositary. The Depositary's practice is to credit Direct Participant's accounts on the relevant payment date in accordance with their respective holdings shown on the Depositary's records unless the Depositary has reason to believe that it will not receive payment on such date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participants and not of the Depositary, the Trustee, or the Corporation, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium and interest to the Depositary is the responsibility of the Corporation or the Trustee, disbursement of such payments to Direct Participants shall be the responsibility of the Depositary, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants. Neither the Corporation nor the Trustee will have any responsibility or liability for the disbursements of payments in respect of ownership interests in the Offered Securities by the Depositary or the Direct or Indirect Participants or for maintaining or reviewing any records of the Depositary or the Direct or Indirect Participants relating to ownership interests in the Offered Securities or the disbursement of payments in respect thereof.

     The Depositary may discontinue providing its services as securities depository with respect to the Offered Securities at any time by giving reasonable notice to the Corporation or the Trustee. Under such circumstances, and in the event that a successor securities depositary is not obtained, Offered Securities in definitive form are required to be printed and delivered. The Corporation may decide to discontinue use of a system of book-entry transfers through the Depositary (or a successor securities depository). In that event, Offered Securities in definitive form will be printed and delivered.

     The information in this section concerning the Depositary and the Depositary's system has been obtained from sources that the Corporation believes to be reliable, but is subject to any changes to the arrangements between the Corporation and the Depositary and any changes to such procedures that may be instituted unilaterally by the Depositary.

     In the event that Offered Securities are issued in definitive form, principal of and interest on the Offered Securities will be payable at the office or agency of the Corporation to be maintained in the Borough of

Manhattan, The City of New York, provided, however, that at the option of the Corporation payment of interest may be made by check mailed to the address of the person entitled thereto as such address shall appear in the register of holders of Offered Securities. Transfers of Offered Securities issued in definitive form will be registrable and the Offered Securities will be exchangeable at such office or agency. On the date hereof, the agent for the payment, transfer and exchange of the Offered Securities is The Chase Manhattan Bank, acting through its corporate trust office at 450 West 33rd Street, New York, New York 10001-2697.

SUBORDINATION

     Most of the assets of the Corporation are owned by its subsidiaries and, accordingly, the Offered Securities are effectively subordinated to all existing and future liabilities of the Corporation's subsidiaries. At September 30, 1997, outstanding debt of the Corporation's subsidiaries equalled $425.7 million. At September 30, 1997, outstanding debt of the Corporation (excluding subsidiaries) equalled $495.8 million, all of which debt ranks equally with the Offered Securities.

                                  UNDERWRITERS

     Under the terms and conditions contained in an Underwriting Agreement, dated the date hereof, the Underwriters named below have severally agreed to purchase, and the Corporation has agreed to sell to them, severally, the respective principal amount of the Offered Securities set forth opposite their respective names below:


                                                           PRINCIPAL AMOUNT         PRINCIPAL AMOUNT
                              NAME                         OF 6 3/8% NOTES        OF 7 1/8% DEBENTURES
                              -----                      DUE NOVEMBER 1, 2004     DUE NOVEMBER 1, 2027
                                                         --------------------     --------------------
Morgan Stanley & Co. Incorporated......................      $ 34,000,000             $ 50,000,000
Chase Securities Inc. .................................        33,000,000               50,000,000
Citicorp Securities, Inc. .............................        33,000,000               50,000,000
                                                         --------------------     --------------------
          Total........................................      $100,000,000             $150,000,000
                                                         ================         ================


     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Offered Securities are subject to approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are committed to take and pay for all of the Offered Securities if any are taken.


     The Underwriters initially propose to offer the 6 3/8% Notes due November 1, 2004 to the public at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price less a concession not in excess of 0.375% of the principal amount of such Notes. Any Underwriter may allow, and such dealers may reallow, a concession not in excess of 0.200% of the principal amount of the Notes to certain other dealers. The Underwriters initially propose to offer the 7 1/8% Debentures due November 1, 2027 to the public at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price less a concession not in excess of 0.500% of the principal amount of such Debentures. Any Underwriter may allow, and such dealers may reallow, a concession not in excess of 0.250% of the principal amount of the Debentures to certain other dealers. After the initial offering of the Offered Securities, the offering price and other selling terms may from time to time be varied by the Underwriters.


     The Corporation has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     The Corporation does not intend to apply for listing of the Offered Securities on a national securities exchange, but has been advised by the Underwriters that they presently intend to make a market in the Offered Securities, as permitted by applicable laws and regulations. The Underwriters are not obligated, however, to make a market in the Offered Securities and any such market making may be discontinued at any time at the sole discretion of the Underwriters. Accordingly, no assurance can be given as to the liquidity of, or trading markets for, the Offered Securities.

     In order to facilitate the offering of the Offered Securities, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Offered Securities. Specifically, the Underwriters may overallot in connection with the offering, creating a short position in the Offered Securities for their own account. In addition, to cover overallotments or to stabilize the price of the Offered Securities, the Underwriters may bid for, and purchase, the Offered Securities in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the Offered Securities in the offering if the syndicate repurchases previously distributed Offered Securities in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Offered Securities above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.


     The Underwriters and certain of their affiliates and associates have engaged and may continue to engage in transactions with, and have performed and may continue to perform, investment and commercial banking services, for the Corporation and its subsidiaries and affiliates in the ordinary course of business. The Chase Manhattan Bank, the Trustee under the Indenture, is an affiliate of Chase Securities Inc.


                                 LEGAL MATTERS

     The validity of the Notes offered hereby will be passed upon for the Corporation by Debevoise & Plimpton, 875 Third Avenue, New York, New York 10022 and for the Underwriters by Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017.

PROSPECTUS

Dated October 14, 1997

                                  $500,000,000

                               phelps dodge logo

                                DEBT SECURITIES

                            ------------------------

    Phelps Dodge Corporation (the "Corporation") may from time to time offer in one or more series its debt securities, consisting of debentures, notes and/or other evidences of indebtedness representing unsecured obligations of the Corporation (the "Debt Securities") in amounts, at prices and on terms to be determined at the time of offering. The Debt Securities offered pursuant to this Prospectus may be issued in one or more series and will be limited to U.S. $500,000,000 aggregate principal amount (or (i) its equivalent (based on the applicable exchange rate at the time of issue), if Debt Securities are issued with principal amounts denominated in one or more foreign or composite currencies or currency units as shall be designated by the Corporation, or (ii) such greater amount, if Debt Securities are issued at an original issue discount, as shall result in aggregate proceeds of U.S. $500,000,000 to the Corporation). Certain specific terms of the particular Debt Securities in respect of which this Prospectus is being delivered (the "Offered Securities") are set forth in an accompanying Prospectus Supplement (the "Prospectus Supplement"), including, where applicable, the specific designation, aggregate principal amount, the denomination, maturity, premium, if any, the rate (which may be fixed or variable), time and method of calculating payment of interest, if any, the place or places where principal of, premium, if any, and interest, if any, on the Offered Securities will be payable, the currency in which principal of, premium, if any, and interest, if any, on the Offered Securities will be payable, any terms of redemption at the option of the Corporation or the holder, any sinking fund provisions, the initial public offering price, conversion rights, methods of distribution and other special terms in connection with the offering and sale of the Offered Securities, and the net proceeds to the Corporation from such offering. The Debt Securities will be unsecured. Unless otherwise specified in a Prospectus Supplement, the Offered Securities will not be subordinated to any other unsecured indebtedness of the Corporation. The Debt Securities may be denominated in United States dollars or, at the option of the Corporation and if so specified in the applicable Prospectus Supplement, in one or more foreign or composite currencies or currency units. The Debt Securities may be issued in registered form or bearer form, or both. If so specified in the applicable Prospectus Supplement, Debt Securities of a series may be issued in whole or in part in the form of one or more temporary or permanent global securities.

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                            ------------------------

    The Corporation may sell the Debt Securities to or through underwriters, through dealers or agents or directly to purchasers. See "Plan of Distribution." The accompanying Prospectus Supplement sets forth the names of any underwriters, dealers or agents involved in the sale of the Offered Securities in respect of which this Prospectus is being delivered and any applicable fee, commission or discount arrangements with them.
 THIS PROSPECTUS MAY NOT BE USED TO CONSUMMATE SALES OF DEBT SECURITIES UNLESS
                    ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

                The date of this prospectus is October 14, 1997.

     CERTAIN PERSONS PARTICIPATING IN THE OFFERING OF THE DEBT SECURITIES MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE DEBT SECURITIES OR ANY SECURITIES THE PRICES OF WHICH MAY BE USED TO DETERMINE PAYMENTS ON THE DEBT SECURITIES. SPECIFICALLY, THE UNDERWRITERS OR AGENTS SPECIFIED IN THE RELEVANT PROSPECTUS SUPPLEMENT OR PRICING SUPPLEMENT MAY OVERALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR AND PURCHASE THE DEBT SECURITIES OR ANY SECURITIES THE PRICES OF WHICH MAY BE USED TO DETERMINE PAYMENTS ON THE DEBT SECURITIES IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "PLAN OF DISTRIBUTION" IN THIS PROSPECTUS AND "PLAN OF DISTRIBUTION" OR "UNDERWRITING" IN THE RELEVANT PROSPECTUS SUPPLEMENT.

     No person has been authorized to give any information or to make any representations other than those contained in this Prospectus, any accompanying Prospectus Supplement or the documents incorporated or deemed incorporated by reference herein, and any information or representations not contained herein or therein must not be relied upon as having been authorized by the Corporation or by any agent, dealer or underwriter. This Prospectus and any accompanying Prospectus Supplement do not constitute an offer to sell or a solicitation of an offer to buy the securities in any circumstances in which such offer or solicitation is unlawful. The delivery of this Prospectus or any Prospectus Supplement at any time does not imply that the information herein or therein is correct as of any time subsequent to the date of such information.

                             AVAILABLE INFORMATION

     The Corporation is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements, and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549; and at the Commission's regional offices at 7 World Trade Center, 13th Floor, Suite 1300, New York, New York 10048 and Suite 1400 Citicorp Center, 14th Floor, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such material can also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. The Commission maintains an Internet Website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's site is http://www.sec.gov.

     This Prospectus constitutes a part of two registration statements on Form S-3 (together with all amendments and exhibits, the "Registration Statement") filed by the Corporation with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained herein concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference. For further information with respect to the Corporation and the Debt Securities, reference is made to the Registration Statement. The Registration Statement may be inspected by anyone without charge at the principal office of the Commission in Washington, D.C. and copies of all or part of it may be obtained from the Commission upon payment of the prescribed fees.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents have been filed with the Commission and are incorporated herein by reference:

          (1) The Corporation's Annual Report on Form 10-K for the year ended December 31, 1996; and

          (2) The Corporation's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997.

     Each document or report subsequently filed by the Corporation pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to the termination of the offering of the Debt Securities shall be deemed to be incorporated by reference into this Prospectus and to be a part of this Prospectus from the date of filing of such document. Any statement contained herein, or in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of the Registration Statement and this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

     The Corporation will provide without charge to any person to whom this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference, other than certain exhibits to such documents. Requests should be directed to: Phelps Dodge Corporation, 2600 N. Central Avenue, Phoenix, Arizona 85004-3014, Attention:
Secretary's Office (telephone: (602) 234-8100; facsimile: (602) 234-8076).

                                THE CORPORATION

     The Corporation, incorporated under the laws of New York in 1885, is among the world's largest producers of copper. In 1996, the Corporation produced 770,400 tons of copper for its own account from its worldwide mining operations and an additional 162,900 tons of copper for the accounts of minority interest owners. Gold, silver, molybdenum, copper chemicals and sulfuric acid are also produced as by-products of the Corporation's copper operations.

     Production of copper for the Corporation's own account from its U.S. operations constituted more than 25 percent of the copper mined in the United States in 1996. Much of the Corporation's U.S. copper production, after electrowinning or smelting and refining, together with additional copper purchased from others, is used by the Corporation to produce continuous-cast copper rod, the basic feed for the electrical wire and cable industry. The Corporation is the world's largest producer of copper rod.

     The Corporation's international mining interests include Candelaria, its major copper mine in Chile, which commenced operations in October 1994, and other operations and investments in Chile, Peru and South Africa. These operations produce a variety of metals and minerals including copper, gold, fluorspar, silver, lead and zinc. The Corporation also explores for metals and minerals throughout the world.

     The Corporation also manufactures engineered products principally for the transportation, energy and telecommunications sectors worldwide through a group of industrial companies. Specialty chemicals are produced through Columbian Chemicals Company which is among the world's largest producers of carbon black, a reinforcing agent in natural and synthetic rubber that increases the service life of tires, hoses, belting and other products, for the rubber industry. It also produces specialty carbon black for other industrial applications such as pigments for printing, coatings, plastics and other non-rubber applications. Accuride Corporation is the largest North American manufacturer of steel wheels and rims for medium and heavy trucks, trailers and buses. The Corporation produces wire and cable products and specialty conductors at U.S. and international operations through Phelps Dodge Magnet Wire Company and Phelps Dodge International Corporation. Phelps Dodge Magnet Wire Company, the world's largest manufacturer of magnet wire, produces magnet wire and other copper products for sale principally to original equipment manufacturers for use in electrical motors, generators, transformers and other products. Phelps Dodge International Corporation manufactures telecommunication and energy cables and specialty conductors.

     The Corporation's principal executive offices are located at 2600 N. Central Avenue, Phoenix, Arizona 85004-3014, and its telephone number is (602) 234-8100. Unless the context otherwise requires, "Corporation," as used in this Prospectus, includes Phelps Dodge Corporation and its consolidated subsidiaries.

                                USE OF PROCEEDS

     Unless otherwise set forth in the applicable Prospectus Supplement, the Corporation will use the net proceeds from the sale of the Debt Securities for general corporate purposes, which may include acquisitions, purchases of its own capital stock, reduction of the Corporation's outstanding borrowings and payment of capital outlays. Pending such use, the proceeds may be invested temporarily in short term marketable securities. A more detailed description of the use of proceeds of any specific offering of Offered Securities shall be set forth in the Prospectus Supplement pertaining to such offering.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the Corporation's ratio of earnings to fixed charges:

                                             SIX MONTHS   SIX MONTHS
                                               ENDED        ENDED           YEAR ENDED DECEMBER 31,
                                              JUNE 30,     JUNE 30,    ----------------------------------
                                                1997         1996      1996   1995   1994**   1993   1992
                                             ----------   ----------   ----   ----   ------   ----   ----
RATIO OF EARNINGS TO FIXED CHARGES*........     11.0         14.2      10.1   15.6     6.6     5.6    8.4

---------------
* For the purpose of computing the ratio of earnings to fixed charges, earnings consist of income before income taxes, minority interests in majority-owned subsidiaries and equity in net earnings of affiliated companies, plus the Corporation's share of earnings of 50-percent-owned persons, distributed earnings of less-than-50-percent-owned persons and fixed charges (excluding capitalized interest, but including amortization of amounts previously capitalized). Minority interests in majority-owned subsidiaries were not deducted from earnings as all such subsidiaries had fixed charges. Fixed charges consist of interest (including capitalized interest) on all indebtedness, amortization of debt discount and expense, and that portion of rental expense which the Corporation believes to be representative of interest. A statement setting forth the computation of the unaudited ratios of earnings to fixed charges is filed as Exhibit 12 to the Registration Statement of which this Prospectus is a part.

** The ratio of earnings to fixed charges would have been 9.0 in 1994 before the effect of a $157.7 million nonrecurring provision for environmental costs and asset dispositions.

                         DESCRIPTION OF DEBT SECURITIES

     The Debt Securities offered hereby are to be issued in one or more series under an Indenture, dated as of September 22, 1997 (the "Indenture"), between the Corporation and The Chase Manhattan Bank, as Trustee (the "Trustee"). The Debt Securities offered pursuant to this Prospectus will be limited to U.S. $500,000,000 aggregate principal amount (or (i) its equivalent (based on the applicable exchange rate at the time of issue), if Debt Securities are issued with principal amounts denominated in one or more foreign or composite currencies or currency units as shall be designated by the Corporation, or (ii) such greater amount, if Debt Securities are issued at an original issue discount, as shall result in aggregate proceeds of U.S. $500,000,000 to the Corporation). The statements herein relating to the Debt Securities and the Indenture are summaries and are subject to the detailed provisions of the Indenture. A copy of the form of Indenture is filed as an exhibit to the Registration Statement of which this Prospectus is a part. The following summaries of certain provisions of the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indenture (as amended or supplemented from time to time), including the definitions therein of certain terms capitalized in this Prospectus. Whenever particular Sections or defined terms of the Indenture are referred to herein or in a Prospectus Supplement, such Sections or defined terms are incorporated herein or therein by reference.

GENERAL

     The Debt Securities will be unsecured obligations of the Corporation. Unless otherwise specified in a Prospectus Supplement, the Debt Securities will not be subordinated to any other unsecured indebtedness of the Corporation. The Indenture does not limit the aggregate amount of Debt Securities which may be issued thereunder, nor does it limit the incurrence or issuance of other secured or unsecured debt of the Corporation.

     Most of the assets of the Corporation are owned by its subsidiaries and, accordingly, the Debt Securities are effectively subordinated to all existing and future liabilities of the Corporation's subsidiaries. The Corporation's rights and the rights of its creditors, including holders of Debt Securities, to participate in any distribution of the assets of any subsidiary upon the latter's liquidation, recapitalization or insolvency would be subject to the prior claims of the subsidiary's creditors, except to the extent that the Corporation might itself be a creditor with recognized claims against the subsidiary. At June 30, 1997, outstanding debt of the Corporation's subsidiaries equaled $401.1 million. At June 30, 1997, outstanding debt of the Corporation (excluding subsidiaries) equaled $446.1 million, all of which debt would rank equally with the Debt Securities.

     Reference is made to the Prospectus Supplement which accompanies this Prospectus for a description of the specific series of Debt Securities being offered thereby, including (1) the title of such Debt Securities; (2) any limit upon the aggregate principal amount of such Debt Securities; (3) the date or dates on which the principal of and premium, if any, on such Debt Securities will mature or the method of determining such date or dates; (4) the rate or rates (which may be fixed or variable) at which such Debt Securities will bear interest, if any, or the method of calculating such rate or rates; (5) the date or dates from which interest, if any, will accrue or the method by which such date or dates will be determined; (6) the date or dates on which interest, if any, will be payable and the record date or dates therefor; (7) the place or places where principal of, premium, if any, and interest, if any, on such Debt Securities will be payable; (8) the period or periods within which, the price or prices at which, the currency or currencies (including composite currency, currency unit or units) in which, and the terms and conditions upon which, such Debt Securities may be redeemed, in whole or in part, at the option of the Corporation; (9) the obligation, if any, of the Corporation to redeem or purchase such Debt Securities pursuant to any sinking fund or analogous provisions or upon the happening of a specified event or at the option of a holder thereof and the period or periods within which, the price or prices at which and the other terms and conditions upon which, such Debt Securities shall be redeemed or purchased, in whole or in part, pursuant to such obligations;
(10) the denominations in which such Debt Securities are authorized to be issued; (11) the currency or currency unit for which Debt Securities may be purchased or in which Debt Securities may be denominated and/or the currency or currencies (including composite currency, currency unit or units) in which principal of, premium, if any, and interest, if any, on such Debt Securities will be payable and whether the Corporation or the holders of any such Debt Securities may elect to receive payments in respect of such Debt Securities in a currency or currency unit other than that in which such Debt Securities are stated to be payable; (12) if the amount of principal of, or any premium or interest on, any of such Debt Securities may be determined with reference to an index or pursuant to a formula, the manner in which such amounts will be determined; (13) if other than the principal amount thereof, the portion of the principal amount of such Debt Securities which will be payable upon declaration of the acceleration of the maturity thereof or the method by which such portion shall be determined; (14) the person to whom any interest on any such Debt Security shall be payable if other than the person in whose name such Debt Security is registered on the applicable record date; (15) any addition to, or modification or deletion of, any Event of Default or any covenant of the Corporation specified in the Indenture with respect to such Debt Securities;
(16) the application, if any, of such means of defeasance or covenant defeasance as may be specified for such Debt Securities; (17) whether such Debt Securities are to be issued in whole or in part in the form of one or more temporary or permanent global securities and, if so, the identity of the depositary for such global security or securities; and (18) any other special terms pertaining to such Debt Securities. See Section 3.1 of the

Indenture. Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities will not be listed on any securities exchange.

     Unless otherwise specified in the applicable Prospectus Supplement, Debt Securities will be issued in fully registered form without coupons in denominations of $1,000 or any integral multiples of $1,000. Where Debt Securities of any series are issued in bearer form, the special restrictions and considerations, including special offering restrictions and special Federal income tax considerations, applicable to any such Debt Securities and to payment on and transfer and exchange of such Debt Securities will be described in the applicable Prospectus Supplement. Bearer Debt Securities will be transferable by delivery. See Section 3.5 of the Indenture.

     Debt Securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates. Certain Federal income tax consequences and special considerations applicable to any such Debt Securities will be described in the applicable Prospectus Supplement.

     If the purchase price of any of the Debt Securities is payable in one or more foreign or composite currencies or currency units or if any Debt Securities are denominated in one or more foreign or composite currencies or currency units or if the principal of, premium, if any, or interest, if any, on any Debt Securities is payable in one or more foreign or composite currencies, or currency units, the restrictions, elections, certain Federal income tax considerations, specific terms and other information with respect to such issue of Debt Securities and such foreign or composite currency or currency units will be set forth in the applicable Prospectus Supplement.

     If any index is used to determine the amount of payments of principal of, premium, if any, or interest on any series of Debt Securities, special Federal income tax, accounting and other considerations applicable thereto will be described in the applicable Prospectus Supplement.

     The general provisions of the Indenture do not afford holders of the Debt Securities protection in the event of a highly leveraged or other transaction involving the Corporation that may adversely affect holders of the Debt Securities.

PAYMENT, REGISTRATION, TRANSFER AND EXCHANGE

     Unless otherwise provided in the applicable Prospectus Supplement, payments in respect of the Debt Securities will be made in the designated currency at the office or agency of the Corporation maintained for that purpose as the Corporation may designate from time to time, except that, at the option of the Corporation, interest payments, if any, on Debt Securities in registered form may be made (i) by checks mailed to the holders of Debt Securities entitled thereto at their registered addresses or (ii) by wire transfer to an account maintained by the person entitled thereto as specified in the Register. See Sections 3.7(a) and 9.2 of the Indenture. Unless otherwise indicated in an applicable Prospectus Supplement, payment of any installment of interest on Debt Securities in registered form will be made to the person in whose name such Debt Security is registered at the close of business on the regular record date for such interest. See Section 3.7(a) of the Indenture.

     Payment in respect of Debt Securities in bearer form will be made in the currency and in the manner designated in the Prospectus Supplement, subject to any applicable laws and regulations, at such paying agencies outside the United States as the Corporation may appoint from time to time. The paying agents outside the United States initially appointed by the Corporation for a series of Debt Securities will be named in the Prospectus Supplement. The Corporation may at any time designate additional paying agents or rescind the designation of any paying agents, except that, if Debt Securities of a series are issuable as Registered Securities, the Corporation will be required to maintain at least one paying agent in each Place of Payment for such series and, if Debt Securities of a series are issuable as Bearer Securities, the Corporation will be required to maintain a paying agent in a Place of Payment outside the United States where Debt Securities of such series and any coupons appertaining thereto may be presented and surrendered for payment. See Section 9.2 of the Indenture.

     All moneys paid by the Corporation to the Trustee or a paying agent for the payment of the principal of, or any premium or interest on, any Debt Security which remain unclaimed at the end of two years after such principal, premium or interest has become due and payable will be repaid to the Corporation, and the holder of such Security thereafter may look only to the Corporation for payment thereof. See Section 9.3 of the Indenture.

     Unless otherwise provided in the applicable Prospectus Supplement, Debt Securities in registered form will be transferable or exchangeable at the agency of the Corporation maintained for such purpose as designated by the Corporation from time to time. See Sections 3.5 and 9.2 of the Indenture. Debt Securities may be transferred or exchanged without service charge, other than any tax or other governmental charge imposed in connection therewith. See Section 3.5 of the Indenture.

GLOBAL DEBT SECURITIES

     The Debt Securities of a series may be issued in whole or in part in the form of one or more fully registered global securities (a "Registered Global Security"). Each Registered Global Security will be registered in the name of a depositary (the "Depositary") or a nominee for the Depositary or nominee or a custodian therefor and will bear a legend regarding the restrictions on exchanges and registration of transfer thereof referred to below and any such other matters as may be provided for pursuant to the Indenture. In such a case, one or more Registered Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding Debt Securities of the series to be represented by such Registered Global Security or Securities. See Section 3.3 of the Indenture. Unless and until it is exchanged in whole or in part for Debt Securities in definitive certificated form, a Registered Global Security may not be registered for transfer or exchange except as a whole by the Depositary for such Registered Global Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor Depositary for such series or a nominee of such successor Depositary and except in the circumstances described in the applicable Prospectus Supplement. See Section 3.5 of the Indenture.

     The specific terms of the depositary arrangement with respect to any portion of a series of Debt Securities to be represented by a Registered Global Security will be described in the applicable Prospectus Supplement. The Corporation expects that the following provisions will apply to depositary arrangements.

     Upon the issuance of any Registered Global Security, and the deposit of such Registered Global Security with or on behalf of the Depositary for such Registered Global Security, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Registered Global Security to the accounts of institutions ("participants") that have accounts with the Depositary or its nominee. The accounts to be credited will be designated by the underwriters or agents engaging in the distribution of such Debt Securities or by the Corporation, if such Debt Securities are offered and sold directly by the Corporation. Ownership of beneficial interests in a Registered Global Security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests by participants in such Registered Global Security will be shown on, and the transfer of such beneficial interests will be effected only through, records maintained by the Depositary for such Registered Global Security or by its nominee. Ownership of beneficial interests in such Registered Global Security by persons that hold through participants will be shown on, and the transfer of such beneficial interests within such participants will be effected only through, records maintained by such participants. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. The foregoing limitations and such laws may impair the ability to own, transfer or pledge beneficial interests in such Registered Global Securities.

     So long as the Depositary for a Registered Global Security, or its nominee, is the registered owner of such Registered Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Registered Global Security for all purposes under the Indenture. See Section 3.8 of the Indenture. Unless otherwise specified in the applicable Prospectus

Supplement and except as specified below, owners of beneficial interests in such Registered Global Security will not be entitled to have Debt Securities of the series represented by such Registered Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities of such series in certificated form and will not be considered the holders thereof for any purposes under the Indenture. See Section 3.8 of the Indenture.

     Ownership of beneficial interests in a Global Security will be limited to participants and to persons that may hold beneficial interests through participants. Each person owning a beneficial interest in such Registered Global Security must rely on the procedures of the Depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the Indenture. The Depositary may grant proxies and otherwise authorize participants to give or take any request, demand, authorization, direction, notice, consent, waiver or other action which a holder is entitled to give or take under the Indenture. The Corporation understands that, under existing industry practices, if the Corporation requests any action of holders or any owner of a beneficial interest in such Registered Global Security desires to give any notice or take any action a holder is entitled to give or take under the Indenture, the Depositary for such Registered Global Security would authorize the participants holding the relevant beneficial interests to give such notice or take such action, and such participants would authorize beneficial owners owning through such participants to give such notice or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

     Unless otherwise specified in the applicable Prospectus Supplement, payments with respect to principal, premium, if any, and interest, if any, on Debt Securities represented by a Registered Global Security registered in the name of a Depositary or its nominee will be made to such Depositary or its nominee, as the case may be, as the registered owner of such Registered Global Security.

     The Corporation expects that the Depositary for any Debt Securities represented by a Registered Global Security, upon receipt of any payment of principal, premium or interest in respect of such Registered Global Securities, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Registered Global Security as shown on the records of such Depositary. The Corporation also expects that payments by participants to owners of beneficial interests in such Registered Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with the securities held for the accounts of customers registered in "street names," and will be the responsibility of such participants. Nevertheless, payments, transfers, exchanges and other matters relating to beneficial interests in a Registered Global Security may be subject to various policies and procedures adopted by the Depositary from time to time. None of the Corporation, the Trustee or any agent of the Corporation or the Trustee shall have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of a Registered Global Security, or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. See Section 3.8 of the Indenture.

     Unless otherwise specified in the applicable Prospectus Supplement, if the Depositary for any Debt Securities represented by a Registered Global Security notifies the Company that it is unwilling or unable to continue as Depositary or ceases to be a clearing agency registered under the Exchange Act, and a successor Depositary registered as a clearing agency under the Exchange Act is not appointed by the Corporation within 90 days, the Corporation will issue such Debt Securities in definitive certificated form in exchange for such Registered Global Security. In addition, the Corporation may at any time and in its sole discretion determine not to have any of the Debt Securities of a series represented by one or more Registered Global Securities and, in such event, will issue Debt Securities of such series in definitive certificated form in exchange for all of the Registered Global Security or Securities representing such Debt Securities. See Section 3.5 of the Indenture.

     The Debt Securities of a series may also be issued in whole or in part in the form of one or more bearer global securities (a "Bearer Global Security") that will be deposited with a depositary, or with a nominee for such depositary, identified in the applicable Prospectus Supplement. Any such Bearer Global Securities may be issued in temporary or permanent form. See Section 3.4 of the Indenture. The specific terms and procedures, including the specific terms of the depositary arrangement, with respect to any portion of a series of Debt Securities to be represented by one or more Bearer Global Securities will be described in the applicable Prospectus Supplement.

CONSOLIDATION, MERGER OR SALE BY THE CORPORATION

     The Corporation shall not consolidate with or merge into any other corporation or transfer or lease all or substantially all of its assets to any person, unless (i) the person formed by or surviving any such consolidation or merger (if other than the Corporation) or to which such transfer or lease shall have been made is a corporation organized and existing under the laws of the United States, any state thereof or the District of Columbia and expressly assumes all of the obligations of the Corporation under the Debt Securities and under the Indenture, and (ii) immediately after giving effect to such transaction, no Default or Event of Default exists. Upon any such consolidation, merger or sale, the successor corporation formed by such consolidation, or into which the Corporation is merged or to which such sale is made, shall succeed to, and be substituted for the Corporation under the Indenture and under the Debt Securities. See Section 7.1 of the Indenture.

EVENTS OF DEFAULT, NOTICE AND CERTAIN RIGHTS ON DEFAULT

     The Indenture provides that, if an Event of Default specified therein occurs with respect to the Debt Securities of any series and is continuing, the Trustee for such series or the holders of 25% in aggregate principal amount of all of the outstanding Debt Securities of that series, by written notice to the Corporation (and to the Trustee for such series, if notice is given by such holders of Debt Securities), may declare the principal of (or, if the Debt Securities of that series are Original Issue Discount Securities or Indexed Securities, such portion of the principal amount specified in the Prospectus Supplement) and accrued interest on all the Debt Securities of that series to be due and payable. See Section 5.2 of the Indenture.

     Except as otherwise provided in a Prospectus Supplement relating to the Debt Securities of a particular series, Events of Default with respect to Debt Securities of any series are defined in the Indenture as being: (a) default in payment of any interest on any Debt Security of that series or any coupon appertaining thereto or any additional amount payable with respect to Debt Securities of such series as specified in the applicable Prospectus Supplement when due and continuance of such default for 30 days; (b) default in payment of principal, or premium, if any, at maturity or on redemption or otherwise, or in the making of a mandatory sinking fund payment of any Debt Securities of that series when due; (c) failure for 60 days after notice to the Corporation by the Trustee for such series, or by the holders of 25% in aggregate principal amount of the Debt Securities of such series then outstanding, to comply in any material respect with any other agreement in the Debt Securities of that series, in the Indenture or in any supplemental indenture or board resolution referred to therein under which the Debt Securities of that series may have been issued; and (d) certain events of bankruptcy, insolvency or reorganization of the Corporation. See Section 5.1 of the Indenture. Events of Default with respect to a specified series of Debt Securities may be added to the Indenture and, if so added, will be described in the applicable Prospectus Supplement. See Sections
3.1 and 5.1(7) of the Indenture.

     The Indenture provides that the Trustee will, within 90 days after the occurrence of a Default with respect to the Debt Securities of any series, give to the holders of the Debt Securities of that series notice of all Defaults known to it unless such Default shall have been cured or waived; provided that except in the case of a Default in payment on the Debt Securities of that series, the Trustee may withhold the notice if and so long as a Responsible Officer in good faith determines that withholding such notice is in the interests of the holders of the Debt Securities of that series. See Section 6.6 of the Indenture. "Default" means any event which is, or after notice or passage of time or both, would be, an Event of Default. See Section 1.1 of the Indenture.

     The Indenture provides that the holders of a majority in aggregate principal amount of the outstanding Debt Securities of each series affected (with each such series voting as a class) may, subject to certain limited conditions, direct the time, method and place of conducting any proceeding for any remedy available to the Trustee for such series, or exercising any trust or power conferred on such Trustee. See Section 5.8 of the Indenture.

     The Indenture includes a covenant that the Corporation will file annually with the Trustee a certificate as to the Corporation's compliance with all conditions and covenants of the Indenture. See Section 9.7 of the Indenture.

     The holders of a majority in aggregate principal amount outstanding of any series of Debt Securities by written notice to the Trustee may waive, on behalf of the holders of all Debt Securities of such series, any past Default or Event of Default with respect to that series and its consequences except (i) a Default or Event of Default in the payment of the principal of, premium, if any, or interest, if any, on any Debt Security of such series or (ii) in respect of a covenant or provision of the Indenture which cannot under the terms of the Indenture be amended or modified without the consent of the holder of each outstanding Debt Security of such series adversely affected. See Section 5.7 of the Indenture.

CERTAIN COVENANTS OF THE CORPORATION

     Limitation on Liens. The Indenture provides that the Corporation will not, and will not permit any Restricted Subsidiary (as defined) to, (a) issue, assume or guarantee any indebtedness for money borrowed ("Debt") if such Debt is secured by a mortgage (as defined) upon, or (b) directly or indirectly secure any outstanding Debt by a mortgage upon, any Principal Property (as defined) now owned or hereafter acquired, without effectively providing that the Securities shall be secured equally and ratably with such Debt, except that the foregoing restrictions shall not apply to (i) mortgages on any Principal Property acquired, constructed or improved by the Corporation or any Restricted Subsidiary after the date of the Indenture to secure or provide for the payment of the purchase price or cost thereof incurred after the date of the Indenture, or existing mortgages on property acquired, provided such mortgages shall not apply to any property theretofore owned by the Corporation or any Restricted Subsidiary other than theretofore unimproved real property, (ii) mortgages on any Principal Property acquired from a corporation merged with or into the Corporation or a Restricted Subsidiary, (iii) mortgages to secure Debt of a Restricted Subsidiary to the Corporation or another Restricted Subsidiary, (iv) any extension, renewal or replacement (or successive extensions, renewals or replacements), in whole or in part, of any mortgage referred to in the foregoing clauses (i) to (iii), inclusive, (v) the sale or other transfer of any interest in property of the character commonly referred to as a "production payment," and
(vi) mortgages in favor of governmental bodies to secure advance or progress payments pursuant to any contract or statute or indebtedness incurred for the purpose of financing the purchase price or cost of constructing or improving the property subject thereto. See Section 9.9 of the Indenture.

     Notwithstanding the foregoing, the Corporation and any Restricted Subsidiary may, without securing the Securities, issue, assume or guarantee secured Debt (which would otherwise be subject to the foregoing restrictions) in an aggregate amount which, together with all other such Debt of the Corporation and its Restricted Subsidiaries and the Attributable Debt (as defined) in respect of Sale and Lease-Back Transactions (as defined) existing at such time (other than Sale and Lease-Back Transactions in which the property involved would have been permitted to be mortgaged under the preceding paragraph, or the proceeds of which have been applied to the retirement of long-term indebtedness), does not at the time exceed 15% of the shareholders' equity in the Corporation as shown on the consolidated balance sheet contained in the latest annual report to shareholders of the Corporation. See Section 9.9 of the Indenture.

     Sale and Lease-Back Transactions. (a) Sale and Lease-Back Transactions (as defined) by the Corporation or any Restricted Subsidiary are prohibited unless
(i) the Corporation or such Restricted Subsidiary would be entitled to incur Debt secured by a mortgage on the property to be leased without equally and ratably securing the Securities or (ii) the Corporation applies an amount equal to the fair value of the property sold to the retirement of long-term indebtedness of the Corporation. Sale and Lease-Back Transactions do not include arrangements with governmental bodies entered into for the purpose of financing the purchase price or the cost of constructing or improving the property subject thereto. See Section 9.10 of the Indenture.

     (b) Notwithstanding the provisions of the preceding paragraph (a), the Corporation or any Restricted Subsidiary may enter into any Sale and Lease-Back Transaction which would otherwise be subject to the foregoing restrictions if the amount of the Attributable Debt in respect of Sale and Lease-Back Transactions for such transaction, together with all secured Debt of the Corporation and its Restricted Subsidiaries and all other Attributable Debt in respect of Sale and Lease-Back Transactions existing at such time (other than Sale and Lease-Back Transactions permitted because the Corporation would be entitled to incur Debt secured by a mortgage on the property to be leased without equally and ratably securing the Securities and other than Sale and Lease-Back Transactions the proceeds of which have been applied in accordance with clause (ii) of the preceding paragraph (a)), does not at the time exceed 15% of the shareholders' equity in the Corporation and its consolidated subsidiary companies, as shown on the audited consolidated balance sheet contained in the latest annual report to shareholders of the Corporation. See
Section 9.10 of the Indenture.

     The term "Principal Property" means certain mineral properties and any concentrator, smelter, refinery or rod mill located within the United States of America or its territories or possessions, of the Corporation or any Restricted Subsidiary (or any capital stock or indebtedness of any Restricted Subsidiary which owns any such property) except any such property, facility (or Restricted Subsidiary) which the Board of Directors by resolution declares is not of material importance to the total business conducted by the Corporation and its Restricted Subsidiaries as an entity. See Section 9.9 of the Indenture.

     The term "Attributable Debt" means, as of any particular time, the present value, discounted at a rate per annum equal to the weighted average of the interest rate(s) of the outstanding Debt Securities, or, in the case of Original Issue Discount Securities (as defined), the Yields to Maturity (as defined) (compounded semi-annually), of the rental payments (not including amounts payable by the lessee for maintenance, property taxes and insurance) due during the remaining term of any lease (including any period for which such lease has been extended or may, at the option of the lessor, be extended). See Section 9.9 of the Indenture.

     The term "subsidiary" means any corporation of which at least a majority of the stock having ordinary voting power for the election of directors of such corporation is at the time directly or indirectly owned by the Corporation. See
Section 1.1 of the Indenture. The term "Restricted Subsidiary" means (a) any subsidiary which owns or leases, directly or indirectly, a Principal Property, and (b) any subsidiary which owns, directly or indirectly, any stock or indebtedness of a Restricted Subsidiary; except that the term "Restricted Subsidiary" shall not include (i) any subsidiary engaged primarily in financing receivables, making loans, extending credit or other activities of a character conducted by a finance company, or (ii) any subsidiary (A) which conducts substantially all of its business outside the United States of America or its territories and possessions or (B) the principal assets of which are stock or indebtedness of corporations which conduct substantially all of their business outside the United States of America and its territories and possessions. See
Section 9.9 of the Indenture.

MODIFICATION OF THE INDENTURE

     The Indenture contains provisions permitting the Corporation and the Trustee to enter into one or more supplemental indentures without the consent of the holders of any of the Debt Securities in order (i) to evidence the succession of another corporation to the Corporation and the assumption of the covenants of the Corporation by a successor to the Corporation; (ii) to add to the covenants of the Corporation or surrender any right or power of the Corporation; (iii) to add additional Events of Default with respect to any series of Debt Securities; (iv) to add or change any provisions of the Indenture to such extent as necessary to facilitate the issuance of Debt Securities in bearer form; (v) to change or eliminate any provision affecting only Debt Securities not yet issued; (vi) to secure the Debt Securities; (vii) to establish the form or terms of Debt Securities; (viii) to evidence and provide for successor Trustees or to add or change any provisions to such extent as necessary to permit or facilitate the appointment of a separate Trustee or Trustees for specific series of Debt Securities; (ix) if allowed without penalty under applicable laws and regulations, to permit payment in respect of Debt Securities in bearer form in the United States; (x) to correct any defect or supplement any inconsistent provisions or to make any other provisions with respect to matters or questions arising under the Indenture, provided that such action does not adversely affect the interests of any holder of Debt Securities of any series; or (xi) to cure any ambiguity or correct any mistake. See Section
8.1 of the Indenture.

     The Indenture also contains provisions permitting the Corporation and the Trustee, with the consent of the holders of a majority in aggregate principal amount of the outstanding Debt Securities affected by such supplemental indenture (with the Debt Securities of each series voting as a class), to execute supplemental indentures adding any provisions to or changing or eliminating any of the provisions of the Indenture or any supplemental indenture or modifying the rights of the holders of Debt Securities of such series, except that no such supplemental indenture may, without the consent of the holder of each Debt Security so affected, (i) change the time for payment of principal or premium, if any, or interest on any Debt Security; (ii) reduce the principal of, or any installment of principal of, or premium, if any, or interest on any Debt Security, or change the manner in which the amount of any of the foregoing is determined; (iii) reduce the interest rate, the amount of principal or the amount of premium, if any, payable upon the redemption of any Debt Security;
(iv) reduce the amount of principal payable upon acceleration of the maturity of any Original Issue Discount or Indexed Security; (v) change the currency (including composite currency) or currency unit in which any Debt Security or any premium or interest thereon is payable; (vi) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security;
(vii) reduce the percentage in principal amount of the outstanding Debt Securities affected thereby the consent of whose holders is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults; (viii) change the obligation of the Corporation to maintain an office or agency in the places and for the purposes specified in the Indenture; or (ix) modify the provisions relating to waiver of certain defaults or any of the foregoing provisions. See Section 8.2 of the Indenture.

DEFEASANCE AND COVENANT DEFEASANCE

     If indicated in the Prospectus Supplement, the Corporation may elect either
(i) to defease and be discharged from any and all obligations with respect to the Debt Securities of or within any series (except as otherwise provided in the Indenture) ("defeasance") or (ii) to be released from its obligations with respect to certain covenants applicable to the Debt Securities of or within any series ("covenant defeasance"), upon the deposit with the Trustee (or other qualifying trustee), in trust for such purpose, of money and/or Government Obligations which through the payment of principal and interest in accordance with their terms will provide money in an amount sufficient, without reinvestment, to pay the principal of and any premium or interest on such Debt Securities to Maturity or redemption, as the case may be, and any mandatory sinking fund or analogous payments thereon. As a condition to defeasance or covenant defeasance, the Corporation must deliver to the Trustee an Opinion of Counsel to the effect that the Holders of such Debt Securities will not recognize income, gain or loss for Federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to Federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred. Such Opinion of Counsel, in the case of defeasance under clause (i) above, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable Federal income tax law occurring after the date of the Indenture. In addition, defeasance or covenant defeasance shall not result in a breach or Default or Event of Default under the Indenture or a default under any other material agreement or instrument to which the Corporation is a party or by which it is bound. See Article 4 of the Indenture. If indicated in the Prospectus Supplement, in addition to obligations of the United States or an agency or instrumentality thereof, Government Obligations may include obligations of the government or an agency or instrumentality of the government issuing the currency or currency unit in which Debt Securities of such series are payable. See Section 3.1 of the Indenture.

     The Corporation may exercise its defeasance option with respect to such Debt Securities notwithstanding its prior exercise of its covenant defeasance option. If the Corporation exercises its defeasance option, payment of such Debt Securities may not be accelerated because of a Default or an Event of Default. If the Corporation exercises its covenant defeasance option, payment of such Debt Securities may not be accelerated by reason of an Event of Default with respect to the covenants to which such covenant defeasance is applicable. However, if such acceleration were to occur by reason of another Event of Default, the realizable value at the acceleration date of the money and Government Obligations in the defeasance trust could be less than the principal and interest then due on such Debt Securities, in that the required deposit in the defeasance trust is based upon scheduled cash flow rather than market value, which will vary depending upon interest rates and other factors.

NOTICES

     Notices to holders of registered Debt Securities will be given by mail to the addresses of such holders as they may appear in the Register. See Section
1.6 of the Indenture.

TITLE

     The Corporation, the Trustee and any agent of the Corporation or the Trustee may treat the Person in whose name a Debt Security is registered as the absolute owner thereof (whether or not such Debt Security may be overdue) for the purpose of receiving payment and for all other purposes. See Section 3.8 of the Indenture.

GOVERNING LAW

     The Indenture and the Debt Securities will be governed by, and construed in accordance with, the laws of the State of New York. See Section 1.11 of the Indenture.

THE TRUSTEE

     The Chase Manhattan Bank is the Trustee under the Indenture. The Corporation may also maintain banking and other commercial relationships with the Trustee and its affiliates in the ordinary course of business.

                              PLAN OF DISTRIBUTION

     The Corporation may sell any of the Debt Securities being offered hereby in any one or more of the following ways from time to time: (i) through agents;
(ii) to or through underwriters; (iii) through dealers; and (iv) directly by the Corporation to purchasers.

     The distribution of the Debt Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

     Offers to purchase Debt Securities may be solicited by agents designated by the Corporation from time to time. Any such agent involved in the offer or sale of the Debt Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Corporation to such agent will be set forth, in the applicable Prospectus Supplement. Unless otherwise indicated in such Prospectus Supplement, any such agent will be acting on a reasonable best efforts basis for the period of its appointment. Any such agent may be deemed to be an underwriter, as that term is defined in the Securities Act, of the Debt Securities so offered and sold.

     If Debt Securities are sold by means of an underwritten offering, the Corporation will execute an underwriting agreement with an underwriter or underwriters at the time an agreement for such sale is reached, and the names of the specific managing underwriter or underwriters, as well as any other underwriters, and the terms of the transaction, including commissions, discounts and any other compensation of the underwriters and dealers, if any, will be set forth in the Prospectus Supplement which will be used by the underwriters to make resales of the Debt Securities in respect of which this Prospectus is delivered to the public. If underwriters are utilized in the sale of the Debt Securities in respect of which this Prospectus is delivered, the Debt Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at fixed public offering prices or at varying prices determined by the underwriter at the time of sale. Debt Securities may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by the managing underwriters. If any underwriter or underwriters are utilized in the sale of the Debt Securities, unless otherwise indicated in the Prospectus Supplement, the underwriting agreement will provide that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters with respect to a sale of Debt Securities will be obligated to purchase all such Debt Securities if any are purchased.

     If a dealer is utilized in the sale of the Debt Securities in respect of which this Prospectus is delivered, the Corporation will sell such Debt Securities to the dealer as principal. The dealer may then resell such Debt Securities to the public at varying prices to be determined by such dealer at the time of resale. Any such dealer may be deemed to be an underwriter, as such term is defined in the Securities Act, of the Debt Securities so offered and sold. The name of the dealer and the terms of the transaction will be set forth in the Prospectus Supplement relating thereto.

     Offers to purchase Debt Securities may be solicited directly by the Corporation and the sale thereof may be made by the Corporation directly to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale thereof. The terms of any such sales will be described in the Prospectus Supplement relating thereto.

     Agents, underwriters and dealers may be entitled under relevant agreements to indemnification or contribution by the Corporation against certain liabilities, including liabilities under the Securities Act.

     Each series of Debt Securities will be a new issue with no established trading market. The Corporation may elect to list any series of Debt Securities on an exchange, but the Corporation shall not be obligated to do so. It is possible that one or more underwriters may make a market in a series of Debt Securities, but will not be obliged to do so and may discontinue any market making at any time without notice. Therefore, no assurance can be given as to the liquidity of the trading market for the Debt Securities.

     In order to facilitate the offering of the Debt Securities, any underwriters or agents, as the case may be, involved in the offering of such Debt Securities may engage in transactions that stabilize, maintain or otherwise affect the price of the Debt Securities or any other securities the prices of which may be used to determine payments on such Debt Securities. Specifically, the underwriters or agents, as the case may be, may overallot in connection with the offering, creating a short position in such Debt Securities for their own account. In addition, to cover overallotments or to stabilize the price of such Debt Securities or any such other securities, the underwriters or agents, as the case may be, may bid for, and purchase, such Debt Securities or any such other securities in the open market. Finally, in any offering of such Debt Securities through a syndicate of underwriters, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing such Debt Securities in the offering if the syndicate repurchases previously distributed Debt Securities in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Debt Securities above independent market levels. The underwriters or agents, as the case may be, are not required to engage in these activities, and may end any of these activities at any time.

     Agents, underwriters and dealers may be customers of, engage in transactions with, or perform services for, the Corporation and its subsidiaries in the ordinary course of business.

     Debt Securities may also be offered and sold, if so indicated in the Prospectus Supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more firms ("remarketing firms"), acting as principals for their own accounts or as agents for the Corporation. Any remarketing firm will be identified and the terms of its agreement, if any, with the Corporation and its compensation will be described in the Prospectus Supplement. Remarketing firms may be deemed to be underwriters, as such term is defined in the Securities Act, in connection with the Debt Securities remarketed thereby. Remarketing firms may be entitled under agreements which may be entered into with the Corporation to indemnification or contribution by the Corporation against certain civil liabilities, including liabilities under the Securities Act, and may be customers of, engage in transactions with or perform services for the Corporation in the ordinary course of business.

     If so indicated in the applicable Prospectus Supplement, the Corporation may authorize agents, underwriters or dealers to solicit offers by certain institutions to purchase Debt Securities from the Corporation at the public offering prices set forth in the applicable Prospectus Supplement pursuant to delayed delivery contracts ("Contracts") providing for payment and delivery on a specified date or dates. A commission indicated in the applicable Prospectus Supplement will be paid to underwriters, dealers and agents soliciting purchases of Debt Securities pursuant to Contracts accepted by the Corporation.

                                 LEGAL MATTERS

     Unless otherwise indicated in the applicable Prospectus Supplement, the validity of any Debt Securities offered hereby will be passed upon for the Corporation by Debevoise & Plimpton, 875 Third Avenue, New York, New York 10022.

                                    EXPERTS

     The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K of the Corporation for the year ended December 31, 1996 have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     With respect to the unaudited consolidated financial information of the Corporation for the three-month periods ended March 31, 1997 and 1996 and the six-month periods ended June 30, 1997 and 1996 incorporated by reference in this Prospectus, Price Waterhouse LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports dated April 9, 1997 and July 10, 1997 incorporated by reference herein, state that they did not audit and they do not express an opinion on that unaudited consolidated financial information. Price Waterhouse LLP has not carried out any significant or additional audit tests beyond those which would have been necessary if their report had not been included. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Price Waterhouse LLP is not subject to the liability provisions of section 11 of the Securities Act of 1933 for their report on the unaudited consolidated financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by Price Waterhouse LLP within the meaning of sections 7 and 11 of the Act.

     The consolidated financial statements of the Corporation included in any subsequent Annual Report of the Corporation on Form 10-K and incorporated by reference in this Prospectus will have been examined by the independent accountants whose report thereon appears in such Annual Report. Such consolidated financial statements of the Corporation shall be deemed to be incorporated herein from the date of filing of the applicable report on Form 10-K in reliance on the reports of such independent accountants, given on the authority of such firm as experts in auditing and accounting.

                              [phelps dodge logo]